08022578

SEC
Mail Processing
Section

JAN 16 2008

Washington, DC
104

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

FORM CB

TENDER OFFER NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

Northern Continental Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia
(Jurisdiction of Subject Company's Incorporation or Organization)

Hathor Exploration Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

664909
(CUSIP Number of Class of Securities (if applicable))

Andriyko Herchak
Chief Financial Officer
Hathor Exploration Limited
1810 - 925 West Georgia Street
Vancouver, BC
V6C 3L2
Telephone Number: (604) 684-6707

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 19, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

1. Offer to Purchase and Circular dated November 16, 2007.*
2. Letter of Transmittal.*
3. Notice of Guaranteed Delivery.*
4. Notice of Extension dated January 3, 2008.**
5. Notice of Variation dated January 11, 2008.
6. Letter of Transmittal.

---

* Previously filed with Form CB on November 20, 2007.

** Previously filed with Amendment No. 3 to Form CB on January 5, 2008.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment adviser, stockbroker, bank manager, lawyer or other professional adviser.

This offer does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such to make such an offer or solicitation. Accordingly, the common shares of the Offeror may not be offered, directly or indirectly, and this Offer may not be distributed, in any jurisdiction where the Offer would not be permitted under applicable laws.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January 11, 2008

HATHOR
EXPLORATION LIMITED

2007venture50.

TSX venture EXCHANGE TSX *

NOTICE OF VARIATION
BY
HATHOR EXPLORATION LIMITED
OF ITS
OFFER TO PURCHASE

all of the issued and outstanding common shares of

NORTHERN CONTINENTAL RESOURCES INC.

on the basis of 0.4 of a common share of Hathor Exploration Limited for each common share of Northern Continental Resources Inc.

Hathor Exploration Limited ("**Hathor**" or the "**Offeror**") hereby gives notice that it is amending its offer, originally dated November 16, 2007 (the "**Offer**"), to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares ("**Northern Continental Shares**" or "**Shares**") of Northern Continental Resources Inc. ("**Northern Continental**"), other than any Northern Continental Shares owned by the Offeror or its affiliates and associates, and including any Northern Continental Shares that may become issued and outstanding after the date of the Offer.

This Notice of Variation should be read in conjunction with the Offer and Circular ("**Circular**") dated November 16, 2007, and the Notice of Extension (the "**Notice of Extension**") dated January 3, 2008. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects.

All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation mean the original offer, as amended by the Notice of Extension and this Notice of Variation, and all references in such documents to the "Circular" mean the original circular, as amended by this Notice of Variation. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

This Offer is open for acceptance until 8:00 p.m. (Toronto time) on February 19, 2008 (the "Expiry Time") unless withdrawn or extended.

Questions and requests for assistance may be directed to the Depositary below and additional copies of this document and the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the offices shown on the Letter of Transmittal and on the last page of this document.

The Depositary for the Offer is:
Computershare Investor Services Inc.

Vancouver

By Mail
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

By Hand, Registered Mail or Courier
Computershare Investor Services Inc.
Attn: Courier Window
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

Toronto

By Mail
Computershare Investor Services Inc.
Attention: Corporate Actions
P.O. Box 7021, 31 Adelaide Street East
Toronto, ON M5C 3H2

By Registered Mail, Hand or by Courier
Computershare Investor Services Inc.
Attention: Corporate Actions
9th Floor, 100 University Avenue,
Toronto, ON M5J 2Y1

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

* "Hathor Exploration Limited was recognized as a TSX Venture 50™ company in 2007. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

6

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Hathor Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. No Hathor Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Hathor Shares issued on their behalf to a selling agent, which shall, as agent for such U.S. Shareholders (and without liability except for gross negligence or willful misconduct), sell such Hathor Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such U.S. Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such U.S. Shareholders.

Hathor Shares issued to U.S. Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Northern Continental Shares tendered by such Shareholders in the Offer are "restricted securities." Accordingly, if you tender Northern Continental Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Hathor Shares issued to you in exchange for such Shares shall also bear a U.S. Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Northern Continental Shares and the acquisition of Hathor Shares by them as described herein may have tax consequences both in the United States and in Canada. The tax consequences for Shareholders in the United States are not described in this Offer and Circular. Such Shareholders are urged to consult their tax advisors regarding the consequences to them related to the Offer.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under U.S. federal securities laws, as Hathor is located in Canada, some or all of its officers and directors are residents of jurisdictions outside the United States, some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Hathor and said persons may be located outside the United States. You may not be able to sue Hathor or its respective officers or directors in a non-U.S. court for violations of United States federal securities laws. It may be difficult to compel Hathor and its affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court in the United States.

You should be aware that Hathor may purchase Northern Continental Shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or causes to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

NOTICE TO HOLDERS OF NORTHERN CONTINENTAL OPTIONS AND NORTHERN CONTINENTAL WARRANTS

The Offer is made only for Northern Continental Shares and is not made for any Options, Warrants or other rights to acquire Northern Continental Shares. Except as otherwise provided below, any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such securities sufficiently in advance of the Expiry Time in order to obtain a share certificate for Northern Continental Shares that may be deposited in accordance with the terms of the Offer. It is a condition of the Offer that all Northern Continental Options outstanding under the Northern Continental Option Plan have been exercised, settled or otherwise terminated, to the satisfaction of the Offeror and that upon completion of the Offer no Options will be outstanding to acquire Northern Continental Shares. Consequently, any holder of Options who wishes to accept the Offer should take such steps as may be required to exercise such Options and tender under the Offer a share certificate for the Northern Continental Share to be issued thereunder.

If any holder of Northern Continental Warrants to acquire Northern Continental Shares does not exercise such Northern Continental Warrants prior to the Expiry Time, such Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry and exercise price, except that, to the extent contemplated under the terms of the Northern Continental Warrants, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Northern Continental Warrant may be exercisable to acquire that number of Hathor Shares, with the number of shares and exercise price adjusted in accordance with the terms of the Northern Continental Warrants, based on the exchange ratio under the Offer.

The tax consequences to holders of Northern Continental Options or Northern Continental Warrants are not described in this Circular. Holders of Northern Continental Options and Northern Continental Warrants should consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Northern Continental Options or Northern Continental Warrants.

Note Concerning Mineral Resource Calculations

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Hathor that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources," "indicated resources" and "inferred resources." Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular are "forward-looking statements" within the meaning of the phrase under Canadian and United States securities laws. These statements may be identified by the use

of words "expects", "projects", "believes", "anticipates", "intends" or other similar words. Forward-looking statements are not statements of historical fact. Certain material factors or assumptions were applied in drawing the conclusions and making those forward-looking statements. Forward-looking statements reflect management's current views with respect to possible future events and conditions and, by their nature, are based on management's beliefs and assumptions and subject to known and unknown risks and uncertainties, both general and specific to Hathor. Actual events, conditions and results could differ materially from those expressed or implied by the forward-looking statements. Although Hathor believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance whatsoever that those expectations will prove to be correct or as anticipated. In particular, this Offer and Circular contains forward-looking statements including, but not limited to, those about Hathor's plans for the transaction contemplated herein and about the exploration and developments of its properties.

The forward-looking statements contained in this document are given as of the date hereof. Hathor does not intend to and assumes no obligation to update or revise these or any other forward-looking statements it may provide, whether as a result of new information, plans or events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements as there can be no assurance that the conditions, events, plans and assumptions on which they are based will occur. Readers should perform their own detailed, independent investigation and analysis of Hathor before making any investment decision and are encouraged to seek independent professional advice. All of the forward-looking statements in this document are expressly qualified by the above.

INFORMATION ABOUT NORTHERN CONTINENTAL

Except as otherwise indicated, the information concerning Northern Continental contained in this Notice of Variation has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Northern Continental has not reviewed this Notice of Variation and the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Northern Continental contained herein and therein. Although Hathor has no knowledge that would indicate that any statements contained herein concerning Northern Continental taken from or based upon such documents and records are untrue or incomplete, neither Hathor nor any of its directors or officers or agents assumes any responsibility for the accuracy or completeness of such information, including any of Northern Continental's financial statements, or for any failure by Northern Continental to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information which are known or unknown to Northern Continental.

REPORTING CURRENCY

Unless otherwise indicated, all references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars.

TABLE OF CONTENTS

NOTICE OF VARIATION

SCHEDULE A – FURTHER INFORMATION ABOUT HATHOR
SCHEDULE B – AUDITED FINANCIAL STATEMENTS OF HATHOR FOR THE FISCAL YEARS ENDED MARCH 31, 2005, MARCH 31, 2006 AND MARCH 31, 2007, AND THE UNAUDITED FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2007
SCHEDULE C – FURTHER INFORMATION ABOUT NORTHERN CONTINENTAL

NOTICE OF VARIATION

January 11, 2008

TO: THE SHAREHOLDERS OF NORTHERN CONTINENTAL

This Notice of Variation amends the Offer pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained in the Offer and Circular, all of the outstanding Northern Continental Shares.

Except as otherwise set forth in this Notice of Variation, the terms and conditions previously set forth in the Offer and Circular, Notice of Extension, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation should be read in conjunction with the Offer and Circular, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in the Offer and Circular, the Notice of Extension, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation mean the original offer dated November 16, 2007 and all references in such documents to the "Circular" mean the original Offer and Circular dated November 16, 2007, as amended by the Notice of Extension and this Notice of Variation.

Capitalized terms used in this Notice of Variation and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

1. Amendments to Circular

Amendments and additions to the Circular are set out in Schedules A, B and C hereto.

2. Manner of Acceptance

Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer, "Manner of Acceptance". An amended Letter of Transmittal (printed on blue paper) accompanies this Notice of Variation, and may be submitted by Shareholders in accordance with the provisions of Section 3 of the Offer, "Manner of Acceptance – Letter of Transmittal".

3. Take up and Payment for Deposited Northern Continental Shares

If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will (unless it shall have withdrawn or terminated the Offer) not later than 10 days after the Expiry Date become obligated to take up and pay for Shares validly deposited under the Offer and not properly withdrawn at the Expiry Time. Any Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after taking up such Shares. Under applicable Laws, any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within ten Business Days of such deposit. See Section 6 of the Offer, "Take up and Payment for Deposited Shares", for additional details.

4. Right to Withdraw Deposited Shares

Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable Law) (i) at any time when the Shares have not been taken up by the Offeror; (ii) if the Shares have not been paid for by the Offeror within three Business Days after having been taken up; (iii) at any time before the expiration of ten days from the date upon which either a notice of change or a notice of variation is mailed, delivered or otherwise properly communicated to Shareholders (subject to certain terms and conditions). See Section 7 of the Offer, "Right to Withdraw Deposited Shares", for additional details.

5. Consequential Amendments to the Offer and Circular and Other Documents

The Offer and Circular, the Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation.

6. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

7. Directors' Approval

The contents of this Notice of Variation have been approved, and the sending thereof to the security holders of Northern Continental has been authorized, by the Board of Directors of the Offeror.

CERTIFICATE

The contents of the Notice of Variation have been approved, and the sending thereof to the securityholders of Northern Continental has been authorized, by the Board of Directors of the Offeror.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: January 11, 2008

(Signed) STEPHEN G. STANLEY
President and Chief Executive Officer

(Signed) ANDRIYKO HERCHAK
Chief Financial Officer

On behalf of the Board of Directors

(Signed) MATTHEW J. MASON
Director

(Signed) JOHN E. CURRIE
Director

1. ABOUT HATHOR

Certain information concerning Hathor is set out in Schedule A – *Further Information About Hathor*. The audited financial statements of Hathor for the years ended March 31, 2005, 2006 and 2007 and the unaudited financial statements for the six month period ended September 30, 2007, as filed on www.sedar.com, are attached hereto as Schedule B.

2. ABOUT NORTHERN CONTINENTAL

Certain information concerning Northern Continental which the Offeror is required to include in this Circular is set out on Schedule C – *Further Information About Northern Continental*.

AUDITORS' CONSENT

TO: THE BOARD OF DIRECTORS OF HATHOR EXPLORATION LIMITED

We have read the Offer and Circular of Hathor Exploration Limited (the "Offeror") dated November 16, 2007 and the Notice of Variation dated January 11, 2008, relating to the offer by the Offeror to purchase all of the outstanding shares of Northern Continental Resources Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular and the incorporation in the Notice of Variation of our report to the shareholders of the Offeror on the consolidated financial statements of the Offeror as at March 31, 2007 and for the year then ended, prepared in accordance with Canadian generally accepted accounting principles. Our report is dated July 24, 2007.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

January 11, 2008

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' CONSENT

We have read the Offer and Circular of Hathor Exploration Limited (the "**Offeror**") dated November 16, 2007 and the Notice of Variation dated January 11, 2008, relating to the offer by the Offeror to purchase all of the outstanding shares of Northern Continental Resources Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular and the incorporation in the Notice of Variation of our report to the shareholders of the Offeror on the consolidated balance sheets of the Offeror as at March 31, 2006 and 2005 and the consolidated statements of income (loss) and deficit and cash flows for each of the years in the two year period ended March 31, 2006. Our report is dated July 7, 2006.

"Staley, Okada & Partners"

Chartered Accountants

Vancouver, British Columbia
January 11, 2008

SCHEDULE A – FURTHER INFORMATION ABOUT HATHOR

Unless otherwise defined, capitalized terms in this schedule have the same meaning as set out in the Offer and Circular.

1. CORPORATE STRUCTURE

On July 11, 2002, Hathor rescinded and replaced its bylaws to reflect amendments made to the *Canada Business Corporations Act* on November 24, 2001. Hathor owns 100% of the issued shares of Roughrider Uranium Corp., a company incorporated under the BCBCA, and has no other Subsidiaries.

2. DESCRIPTION OF BUSINESS

General

Hathor is engaged in the exploration and development of resource properties in Canada. Following Hathor's acquisition of Roughrider Uranium Corp. in 2006, Hathor has focused its activities on the exploration and development of uranium properties in the Athabasca Basin geologic terrane of Saskatchewan and Alberta. In the immediate future, Hathor intends to focus its efforts on the exploration of its projects located in the eastern Athabasca Basin area that are underlain by the Wollaston Domain. All of Hathor's properties are in the exploration stage and there is no body of commercial ore on any of Hathor's properties. Hathor's objective is to discover a body of commercial ore on one or more of its properties, and to then develop the property jointly with an entity which has the financial resources and expertise to place the property into commercial production as a mine. Hathor has no revenues and finances its activities by sales of its common shares.

There are significant uncertainties regarding the availability of suitable properties, the prices of uranium, precious and base metals and the availability of equity financing for the purposes of mineral exploration and development. The prices of uranium, and other metals have fluctuated in recent years and continued volatility in the prices is expected to continue.

In the view of management of Hathor, the properties that are material to Hathor are the Russell Lake Property, the adjacent Russell South Property and the Midwest Northeast Property, all in the eastern Athabasca Basin, Saskatchewan.

3. OPTIONS TO PURCHASE SECURITIES

Outstanding Options

All of the outstanding options of Hathor were granted pursuant to Hathor's 2007 Stock Option Plan and its predecessors. The exercise price of all outstanding options except one was fixed at the closing price of Hathor's shares on the trading day prior to the day on which each option was granted. The exercise price of one outstanding option was fixed at the "Discounted Market Price" (as defined in the TSXV's policies) at the time of the grant.

4. PRIOR SALES OF SECURITIES

The following table sets out the monthly high and low closing prices and the volume of the trading of Hathor's common shares since October 1, 2005.

Period	High	Low	Volume
December 1 – Dec. 31, 2007	$0.76	$0.61	2,476,067
November 1 - 30, 2007	$0.88	$0.67	2,962,774
October 1 – 31, 2007	$1.01	$0.80	3,361,362
September 1 – 30, 2007	$1.07	$0.63	4,911,399
August 1 – 31, 2007	$1.35	$0.69	6,821,518
July 1 – 31, 2007	$1.64	$1.27	2,752,527
April 1 – June 30, 2007	$1.89	$1.15	14,289,946
Jan. 1 – March 31, 2007	$2.17	$1.53	17,473,776
October 1– Dec. 31, 2006	$1.97	$0.79	14,465,976
July 1 – Sept. 30, 2006	$1.25	$0.70	8,021,856

Apr. 1 – June 30, 2006	$1.40	$0.75	9,867,770
Jan. 1 – March 31, 2006	$1.43	$0.28	26,476,506
Oct. 1 – Dec. 31, 2005	$0.66	$0.42	5,922,023

5. ESCROWED SECURITIES

337,500 common shares, representing 0.49% of Hathor's issued shares, are subject to an escrow agreement, and such shares may not be transferred, assigned or otherwise dealt with, without the consent of the regulatory authorities. The balance of escrow shares will be released in accordance with the time-release provisions set out in the policies of the TSXV, which provides for the release of 112,500 shares every six months. The next scheduled release will be made on May 24, 2008.

6. SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

The information set forth below is derived from, and should be read in conjunction with Hathor's audited consolidated financial statements and the related notes for the financial years ended March 31, 2007, 2006 and 2005 and the unaudited consolidated financial statements and related notes for the six-month periods ended September 30, 2007 and 2006, attached as Schedule "B" to this Notice of Variation. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are outlined in Note 2 to the audited financial statements for the year ended March 31, 2007. These accounting policies have been applied consistently for the financial years ended March 31, 2007, 2006 and 2005 and the six-month periods ended September 30, 2007 and 2006.

Financial Year Ended March 31, 2005 ("fiscal 2005") Compared to Financial Year Ended March 31, 2004 ("fiscal 2004")

General and administrative expenses for the year ended March 31, 2005, totaled $406,589 (2004 - $333,387) and include $126,867 (2004 - $53,761) of stock option compensation expense. Mineral property costs totaled $21,785 (2004 - $213,954).

Selected Annual Information:

	March 31, 2005	March 31, 2004	March 31, 2003
Revenue	*14,426	$1,585	Nil
Net Loss	$417,070	$1,395,658	$363,272
Basic and Diluted Loss/Share	$(0.03)	$(0.13)	$(0.06)
Total Assets	$1,434,752	$573,294	$1,263,284
Long Term Liabilities	Nil	Nil	Nil

* Revenue includes interest income and recovery of mineral property costs.

During the year ended March 31, 2005, Hathor wrote down its Aumega Discoveries Ltd. investments by $7,000.

Also, as drilling proved unsuccessful, Hathor wrote off $38,047 in costs on its oil and gas properties (see Schedule 2 of the March 31, 2005 audited financial statements.)

Working capital as at March 31, 2005, totaled $222,498 enabling Hathor to conduct its operations for the foreseeable future. Working capital takes into consideration the amount of $445,484 (US$379,723) recorded as a liability with respect to the oil and gas properties. Hathor was in an on-going dispute with High Plains Energy Inc. with respect to these accrued amounts and was in negotiations to return the properties to the vendors for a gross overriding royalty and waiver of the accounts payable.

Hathor paid or accrued $60,000 for management fees and $15,127 in administration fees to Hermes Management Limited, a company controlled by director, Matthew J. Mason. A further $30,000 was paid or accrued to Hermes Management Limited, a company controlled by director Matthew J. Mason, in respect of services rendered by Judee Fayle, an officer of Hathor.

Hathor engaged the services of Hermes Management Limited "Hermes", a non-reporting company controlled by Matthew J. Mason. Hermes was engaged to provide professional, managerial and administrative services commencing February 1, 2001 and terminating at the end of any calendar month by giving at least 30 days prior written notice to the other party.

Financial Year Ended March 31, 2006 ("fiscal 2006") Compared to Financial Year Ended March 31, 2005 ("fiscal 2005")

General and administrative expenses for the year ended March 31, 2006, totaled $376,221 (2005 - $406,589) and included $84,231 (2005 - $126,867) of stock option compensation expense. Mineral property costs totaled $89,368 (2005 - $221,809). Hathor continued to maintain a positive cash position and is able to conduct operations for the foreseeable future.

Selected Annual Information:

	March 31, 2006	March 31, 2005	March 31, 2004
Revenue	*$633,432	*$14,426	$1,585
Net Loss (Income)	$(163,028)	$417,070	$1,395,658
Basic and Diluted (Loss)/Share	$0.01	$(0.03)	$(0.13)
Total Assets	$2,839,450	$1,434,752	$573,294
Long Term Liabilities	Nil	Nil	Nil

* Revenue includes interest income, recovery of mineral property costs & forgiveness of debt.

During the year ended March 31, 2006, Hathor wrote down its Aumega Discoveries Ltd. portfolio investments by $88,183. Please refer to note 5 of the audited financial statements to March 31, 2006. Hathor as at March 31, 2006, had working capital totaling $1,963,139 thus enabling Hathor to conduct operations for the foreseeable future.

Hathor paid or accrued $65,000 for management fees and $15,272 in administration fees to Hermes Management Limited, a company controlled by a director in common, Matthew J. Mason. A further $5,000 for management fees was paid to Cromwell Holdings, a company also controlled by a director and $30,000 was paid or accrued to Hermes Management Limited, a company controlled by Matthew J. Mason, in respect of services rendered by Judee Fayle an officer of Hathor.

Hathor engaged the services of Hermes Management Limited "Hermes", a non-reporting company controlled by Matthew J. Mason. Hermes was engaged to provide professional, managerial and administrative services commencing February 1, 2001 and terminating at the end of any calendar month by giving at least 30 days prior written notice to the other party.

On March 28, 2006, a total of 2,812,500 shares were issued in connection with the exercise of warrants held by Roytor & Co. as to 2,812,500 warrants at $0.50 netting the treasury $1,406,250. As at March 31, 2006, no further warrants remained outstanding.

Commencing May 1, 2006, Hathor has agreed to pay to a company controlled by a director a monthly consulting fee of $7,500.

Financial Year Ended March 31, 2007 ("fiscal 2007") Compared to Financial Year Ended March 31, 2006 ("fiscal 2006")

Transactions with Related Parties

Hathor engages the services of Hermes Management Limited "Hermes", a non-reporting company controlled by Matthew J. Mason. Hermes was engaged to provide professional, managerial and administrative services commencing February 1, 2001 and terminating at the end of any calendar month by giving at least 30 days prior written notice to the other party. Hathor also engages the services of Cromwell Holdings Ltd., a company controlled by director Stephen Stanley.

For the year ended March 31, 2007, Hathor paid or accrued $157,500 (2006 - $65,000) for management fees and $17,004 (2006 - $15,272) in administration fees to companies controlled by a director in common. A further $22,500 (2006 - $30,000) was paid in respect of services rendered by an officer of Hathor for the year ended March 31, 2007. The officer resigned during the year.

Proposed Transactions

In June, 2007 Hathor announced that it will seek shareholder approval to reorganize its share capital to create two public companies, one of which will hold all of Hathor's uranium properties and the other ("Newco") which will hold all of Hathor's base and precious metal properties. The creation of the two companies is proposed to be carried out as an Arrangement under section 192 of the CBCA, and requires approval by a special resolution, being two-thirds of the votes cast. Under the proposed Arrangement, the shareholders of Hathor will continue to participate in the exploration and development of Hathor's extensive uranium property holdings in the Athabasca Basin region of Saskatchewan and Alberta, but will also participate in the exploration of a strategic group of properties situated in the Eskay Creek area of northwestern British Columbia. Upon the Arrangement becoming effective, shareholders of record on the effective date will become shareholders of two separate companies: Hathor Exploration Limited ("New Hathor") and Newco. The share reorganization is currently being considered by Hathor, and the detailed structure of the transaction from a securities and tax perspective, among others, and the timing of the transaction, have yet to be determined.

Six-Month Period Ended September 30, 2007 ("interim 2008") Compared to the Six-Month Period Ended September 30, 2006 ("interim 2007")

Transactions with Related Parties

Hathor engages the services of Hermes Management Limited "Hermes", a non-reporting company controlled by Matthew J. Mason. Hermes was engaged to provide professional, managerial and administrative services commencing February 1, 2001 and terminating at the end of any calendar month by giving at least 30 days prior written notice to the other party.

The amount due to related parties of $33,093 (March 31, 2007 - $23,820) is for administrative costs incurred for the three months ended September 30, 2007. Amounts due to or from related parties are to or from a director or companies with a director in common. These amounts are unsecured, non-interest bearing and have no specific repayment terms. However, they are expected to be paid within one year and accordingly are classified as current.

For the six months ended September 30, 2007, Hathor paid or accrued $67,500 (2006 - $85,000) for management fees and $13,237 (2006 - $7,635) in administrative fees to companies controlled by a director in common.

The loans from a former shareholder of Roughrider of $153,041 are interest-free and repayable on demand.

A legal firm whose partner is an officer of Hathor received $115,159 in legal fees.

7. DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and municipalities of residence of Hathor's directors and executive officers, positions held by them with Hathor, their principal occupations for the past five years and their shareholdings, if any, in Hathor are as follows:

Name, Age, Municipality, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company(7)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Stephen G. Stanley(4) 36, Langley, British Columbia, Canada	President Cromwell Holdings Ltd. a private holding company, Oct., 2000 to date; previously, Director of Aumega Discoveries, Oct., 1999 to Feb., 2006; Director of Bayou Bend Petroleum Ltd., June, 2006 to March, 2007; and President Worldwide Silver & Gold May, 2003 to Nov., 2004, all such companies are resource exploration companies	Director, President and Chief Executive Officer, Feb. 2, 2006 to date	1,100,000(5) (1.6%)

Matthew J. Mason 47, West Vancouver British Columbia, Canada	Businessman; previously director and officer, Bayou Bend Petroleum Ltd., a public oil and gas exploration company, Jan. 2001 to March, 2007	Director, Aug. 17, 2000 to date; President and Chief Executive Officer, Aug. 2000 to Feb. 2, 2006	3,136,131[(6)] (4.6%)
Benjamin Ainsworth 67, North Vancouver British Columbia, Canada	Geologist and Registered Professional Engineer; Principal of Ainsworth-Jenkins Holdings Inc., a private geological services consulting company.	Director, May 31, 2006 to date	Nil
John E. Currie[(4)] 52, North Vancouver British Columbia, Canada	Chief Financial Officer of Lululemon Athletica Inc., and athletic sportsware company; previously Chief Financial Officer of Intrawest Corporation, a resort development company; until Nov. 2006, previously Senior Vice-President of Financing and Taxation for Intrawest Corporation since 1989.	Director, November 6, 2006 to date	Nil
Martin J. G. Glynn[(4)] 56, St. Andrews, United Kingdom	Director and audit committee member of Husky Energy Inc, a Canadian oil and gas production company, 2000-present; previously Chief Executive Officer of HSBC Bank USA, 2003-2006; previously Chief Executive Officer of HSBC Bank Canada,1999-2003; previously Group General Manager of HSBC Holdings plc, 2001-2006.	Director, September 27, 2007 to date	Nil

(1) The term of office of the directors will expire at Hathor's Annual General Meeting in 2008.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to Hathor by the directors.

(4) Member of Audit Committee.

(5) 115,000 of these shares are registered in the name of Cromwell Holdings Ltd., a non-reporting company wholly owned by Stephen and Jennifer Stanley. 175,000 of these shares, over which Stephen Stanley has direction and control, are registered in the name of Jennifer Stanley.

(6) 64,863 of these shares are registered in the name of 455702 B.C. Ltd. and 341,500 of these shares are registered in the name of Hermes Management Ltd., both non-reporting companies controlled by Matthew J. Mason.

(7) For the purposes of disclosing positions held in Hathor, "Company" shall include Hathor and/or a parent or subsidiary thereof.

Stephen G. Stanley

Mr. Stanley is a resource company executive with over 13 years' experience in the financing and corporate development of junior resource companies. Mr. Stanley is a full-time employee of Hathor.

Matthew J. Mason

Matthew J. Mason is an independent self-employed businessman and investor. He has acted as a director and/or officer of several companies listed on The Toronto Stock Exchange and the TSX Venture Exchange. Over the past 18 years, Mr. Mason has been a senior executive and/or director of many public companies in the business of natural resources exploration and development. Mr. Mason devotes approximately 50% of his time to the business of Hathor.

Benjamin Ainsworth, P. Eng.

Mr Ainsworth is a self-employed geological consultant with Ainsworth-Jenkins Holdings in Vancouver. He holds a BA and an MA in Geology from Oxford University. Mr. Ainsworth has over 25 years' experience in the resource exploration business, and is a director of many publicly-listed junior resource companies. Mr. Ainsworth devotes approximately 10% of his time to the business of Hathor.

John E. Currie, C.A.

John Currie is the Chief Financial Officer of Lululemon Athletica Inc., a publicly-listed athletic sportsware manufacturer. Until November, 2006, Mr. Currie was the Chief Financial Officer of Intrawest Corporation, which he joined in 1989 as Senior Vice President of Financing and Taxation. Mr. Currie has played a key role in the evolution of Intrawest since its initial public offering in 1990. Prior to joining Intrawest, he held senior financial positions within the BCE group and as a specialist in international taxation with a major accounting firm. Mr. Currie is a chartered accountant and holds a Bachelor of Commerce degree from the University of British Columbia. Mr. Currie devotes approximately 5% of his time to the business of Hathor.

Martin J. G. Glynn

Mr. Glynn is a retired banking executive. Mr. Glynn retired from 24 years of service at HSBC at the end of 2006, having served as Chief Executive Officer and President of HSBC Bank USA, HSBC Bank Canada and as a Group General Manager of HSBC Holding plc (HBC: NYSE), one of the world's largest banking and financial services organizations, having offices in 82 countries and assets of US $ 1,861 Billion at December 31, 2006. Currently, Mr. Glynn serves on the board and audit committee of Husky Energy Inc (HSE:TSX). In addition to his considerable HSBC Board experience, other for-profit boards in the U.S. and Canada have included Wells Fargo HSBC Trade Bank N.A., and AEA Investors LLC-Private Equity Fund. Business and industry boards have included: The Clearing House; New York City Investment Fund; Partnership for New York City; The Canadian Chamber of Commerce; Canadian Bankers Association; Hong Kong Canada Business Association and the Canadian Council of Chief Executives. Mr. Glynn devotes approximately 5% of his time to the business of Hathor.

SCHEDULE B

AUDITED FINANCIAL STATEMENTS OF HATHOR FOR THE FISCAL YEARS ENDED

MARCH 31, 2005, MARCH 31, 2006 AND MARCH 31, 2007

AND

THE UNAUDITED FINANCIAL STATMENTS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2007

HATHOR EXPLORATION LIMITED

(A Development Stage Company)

FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Hathor Exploration Limited:

We have audited the balance sheets of Hathor Exploration Limited (A Development Stage Company) (the "Company") as at March 31, 2005 and 2004 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
June 17, 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of independent professional firms • A member of the Institute of Chartered Accountants of British Columbia
A partnership of incorporated professionals: L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., LW.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd

Hathor Exploration Limited

(A Development Stage Company)

Statement 1

Balance Sheets

As at March 31

Canadian Funds

ASSETS		2005		2004
Current				
Cash and short-term investments	$	**623,139**	$	32,964
Portfolio investments *(Note 6)*		**71,250**		-
GST receivable		**4,856**		4,433
Prepaid expenses and deposits		**2,062**		10,698
Due from related party *(Note 8)*		**-**		13,563
		701,307		61,658
Mineral Property Costs *(Note 4, Schedule 1)*		**733,445**		511,636
	$	**1,434,752**	$	573,294

LIABILITIES		2005		2004
Current				
Accounts payable and accrued liabilities	$	**14,616**	$	46,717
Oil and gas liabilities *(Note 5)*		**445,484**		427,576
Due to related parties *(Note 8a)*		**18,709**		29,356
		478,809		503,649

Going Concern *(Note 1)*

Commitment *(Note 9)*

SHAREHOLDERS' EQUITY		2005		2004
Share Capital *(Note 7)*		**4,156,138**		2,979,637
Contributed Surplus *(Note 7f)*		**180,628**		53,761
Deficit – *Statement 2*		**(3,380,823)**		(2,963,753)
		955,943		69,645
	$	**1,434,752**	$	573,294

Approved by the Directors:

"Matt Mason", Director

"Robert Mason", Director

- See Accompanying Notes -

Hathor Exploration Limited
(A Development Stage Company)

Statement 2

Statements of Loss and Deficit

For the years ended March 31
Canadian Funds

		2005		2004
General and Administrative Expenses				
Stock option compensation *(Note 7c)*	$	**126,867**	$	53,761
Management fees		**60,000**		60,000
Audit, accounting and legal		**59,006**		75,406
Administrative services		**45,127**		40,430
Travel and promotion		**27,724**		8,364
Office and miscellaneous		**22,458**		15,176
Technical and professional fees		**19,737**		28,228
Rent		**17,876**		16,160
Listing and filing fees		**13,652**		14,180
Transfer agent fees		**6,625**		6,493
Communications and delivery		**6,617**		5,732
Website fees		**900**		9,217
Amortization		**-**		240
Loss Before the Following		**406,589**		333,387
Other Expenses (Income)				
Write-down of oil and gas property costs *(Note 5, Schedule 2)*		**38,047**		1,101,186
Foreign exchange gain		**(20,140)**		(37,330)
Interest and investment income, *net*		**(11,206)**		(1,585)
Write-down of investments *(Note 6)*		**7,000**		-
Recovery of mineral property costs		**(3,220)**		-
Loss for the Year		**417,070**		1,395,658
Deficit - Beginning of year		**2,963,753**		1,568,095
Deficit - End of Year	$	**3,380,823**	$	2,963,753
Loss Per Share – basic and diluted	$	**(0.03)**	$	(0.13)

- See Accompanying Notes -

Hathor Exploration Limited
(A Development Stage Company)

Statement 3

Statements of Cash Flows

For the years ended March 31
Canadian Funds

Cash Resources Provided By (Used In)		2005		2004
Operating Activities				
Loss for the year	$	(417,070)	$	(1,395,658)
Items not affecting cash				
Write-down of oil and gas property costs		38,047		1,101,186
Amortization		-		240
Write-down of investments		7,000		-
Stock option compensation		126,867		53,760
Foreign exchange gain on U.S. denominated accrual		(20,140)		-
Changes in non-cash working capital		(20,972)		165,652
		(286,268)		(74,820)
Investing Activities				
Mineral property costs		(311,334)		(236,954)
Oil and gas property costs		-		(161,793)
Sale of property, plant and equipment		-		2,168
Option payments received		62,777		-
		(248,557)		(396,579)
Financing Activities				
Advances from related party		-		(149,418)
Issuance of share capital, *net of share issuance costs*		1,125,000		651,367
		1,125,000		501,949
Net Increase in Cash		590,175		30,550
Cash position - Beginning of year		32,964		2,414
Cash Position – End of Year	$	623,139	$	32,964

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for property *(Note 7)*	$	51,501	$	7,501
Shares subscription receivable	$	-	$	136,500
Shares received for property	$	71,250	$	-
Oil and gas property costs accrued	$	17,908	$	-

- See Accompanying Notes -

Hathor Exploration Limited
(A Development Stage Company)

Schedule 1

Schedule of Mineral Property Costs

For the years ended March 31
Canadian Funds

	2005			
	Acquisition	Deferred Exploration	Total	2004 Total
Direct - Mineral				
Eskay Creek Property, B.C.				
Option payment - shares	$ 1	$ -	$ 1	$ 1
Project costs	-	5,785	5,785	120,732
Portable Assessment Credits filing fees	158,102	-	158,102	81,275
Recoveries	(16,250)	-	(16,250)	-
	141,853	5,785	147,638	202,008
Quill Property, B.C.				
Option payment	7,500	-	7,500	10,500
	7,500	-	7,500	10,500
Poplar Property, B.C.				
Option payment	74,000	-	74,000	10,000
Option proceeds	(74,777)	-	(74,777)	-
Staking	-	-	-	9,947
Geological	-	-	-	2,000
	(777)	-	(777)	21,947
Globe Property, B.C.				
Option payment	-	-	-	10,000
	-	-	-	10,000
Athabasca Property, B.C.				
Staking	36,951	-	36,951	-
Mapping	-	13,050	13,050	-
Option proceeds	(50,000)	-	(50,000)	-
	(13,049)	13,050	1	-
Uranium Project, NWT				
Permit applications	64,497	-	64,497	-
Geology	-	2,950	2,950	-
	64,497	2,950	67,447	-
Costs for the Year	200,024	21,785	221,809	244,455
Balance - Beginning of year	259,861	251,775	511,636	267,181
Balance - End of Year	$ 459,885	$ 273,560	$ 733,445	$ 511,636

- See Accompanying Notes -

Hathor Exploration Limited
(A Development Stage Company)

Schedule 2

Schedule of Oil and Gas Property Costs

For the years ended March 31
Canadian Funds

	2005			
	Acquisition	Deferred Exploration	Total	2004 Total
Direct - Oil and Gas				
Montana, U.S.A.				
Field and general	$ -	$ 139	$ 139	$ 53,655
Leasehold costs	37,908	-	37,908	112,580
Preproduction revenue	-	-	-	(4,442)
Costs for the Year	37,908	139	38,047	161,793
Balance - Beginning of year	-	-	-	939,393
Write-down of oil and gas property costs	(37,908)	(139)	(38,047)	(1,101,186)
Balance - End of Year	$ -	$ -	$ -	$ -

- See Accompanying Notes -

1. Going Concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $3,380,823.

The Company is a development stage company that engages principally in the acquisition, exploration and development of mineral and oil and gas properties. As a development stage company, it is currently unable to self-finance its operations. As discussed in the following notes to the financial statements, the recovery of the Company's investment in its resource properties and attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ability to farm out its resource properties and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements. Such adjustments could be material.

2. Significant Accounting Policies

a) Cash and Short-Term Investments

For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and short-term investments with institutions of high-credit worthiness.

b) Portfolio Investments

The Company accounts for portfolio investments on the cost basis. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c) Mineral Property Costs

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

2. Significant Accounting Policies - *Continued*

d) Oil and Gas Property Costs

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

The costs related to each cost centre from which there is production, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proven reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproven properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

e) Asset Retirement Obligations

Effective April 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. Significant Accounting Policies - *Continued*

g) Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

i) Stock Based Compensation

Stock compensation expense is recognized by the Company, based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

j) Foreign Exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

k) Loss per Share

Loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from those estimates.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and short-term investments, GST receivable, amounts due to related parties and accounts payable. The Company's oil and gas projects are in the United States of America and all costs and revenues are payable in U.S. dollars. Therefore, the Company may be affected by currency fluctuations and the ultimate recovery of its estimates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Mineral Property Costs

a) The Company currently has the following mineral properties that it is exploring. Details of accumulated costs are as follows:

	2005			2004
	Acquisition and Staking costs	Deferred Exploration	Total	2004 Total
Copperline Property, B.C.	$ 20,000	$ 6,124	$ 26,124	$ 26,124
Eskay Creek Property, B.C.	351,213	239,489	590,702	443,065
Quill Property, B.C.	18,000	-	18,000	10,500
Poplar Property, B.C.	9,224	11,947	21,171	21,947
Globe Property, B.C.	10,000	-	10,000	10,000
Athabasca Basin, Saskatchewan	36,951	13,050	50,001	-
Less option payments received	(50,000)	-	(50,000)	-
Uranium Project, NWT	64,497	2,950	67,447	-
	$ 459,885	$ 273,560	$ 733,445	$ 511,636

b) **Copperline Property, B.C.**

(i) By agreement dated May 14, 2001 and as amended, the Company has acquired a 100% interest in certain claims known as the Copperline property, located in the Omineca Mining Division, B.C. The Company paid $20,000, issued 25,000 (*) common shares of the Company and incurred $200,000 exploration expenditures on the property.

* The Company assigned a 60% interest to another party and has substituted the shares of the other party in place of the Company's shares *(Note 4b(ii))*.

The property is subject to net smelter return ("NSR") royalties ranging from 1.25% to 2%. Certain of the royalties may be purchased for $500,000.

(ii) By letter of agreement dated May 28, 2001 and as amended, the Company optioned out 60% of its interest in the Copperline property *(Note 4b(i))* to a company with directors in common (the "optionee"). Under the agreement, the optionee issued 25,000 common shares to the underlying vendor and incurred $200,000 exploration expenditures on the property.

The exploration expenditures incurred and shares issued by the optionee under this agreement qualify to fulfill the above exploration and share requirements *(Note 4b(i))*.

4. Mineral Property Costs - *Continued*

c) Eskay Creek Properties, B.C.

(i) By agreement dated December 2, 2002, the Company acquired, from a director of the Company, a 100% interest in certain mineral claims located in the Eskay Creek area of north-western British Columbia.

Under the agreement, the Company reimbursed staking costs of $195,953 and issued 1,000,000 common shares on the closing date of the agreement. In addition, the Company must pay the vendor 10% of all cash and share consideration received by the Company from any subsequent sale or other disposition of the property. The vendor retains a 2% NSR royalty.

(ii) Portable Assessment Credits ("PAC")

By agreement dated March 16, 2004 the Company purchased certain PAC's for consideration of $24,940 and the issuance of 666,000 common shares. This agreement is with a director and officer of the Company. These credits are to be applied to the Eskay Creek properties in lieu of assessment work.

d) Quill Property, B.C.

By agreement dated May 7, 2003 and amended August 21, 2003 the Company has the option to acquire a 100% interest in certain claims known as the Quill property, located in the Skeena Mining Division, B.C. To exercise the option the Company must, at its option, pay $3,000 (paid) and issue 100,000 common shares as follows:

On or before September 19, 2003	(issued)	25,000
On or before September 19, 2004	(issued)	25,000
On or before September 19, 2005		25,000
On or before September 19, 2006		25,000

The property is subject to a 1% NSR royalty. The Company can purchase this royalty for consideration of $500,000.

e) Poplar Property, B.C.

(i) By agreement dated January 6, 2004 the Company has the option to acquire a 100% interest in certain claims known as the Poplar property, located in the Omenica Mining Division, B.C. To exercise the option, the Company must, at its option, pay $140,000, issue 200,000 common shares and incur $275,000 of exploration expenditures as follows:

	Option Payments	Share Issuances	Exploration Expenditures
Upon execution of this agreement (paid)	$ 10,000	-	$ -
Within ten days from the acceptance by the regulatory authorities (issued)	-	50,000	-
On or before January 6, 2005 (paid & issued)	20,000	50,000	25,000
On or before January 6, 2006	30,000	100,000	50,000
On or before January 6, 2007	40,000	-	100,000
On or before January 6, 2008	40,000	-	100,000
	$ 140,000	200,000	$ 275,000

The property is subject to a 2% NSR royalty.

Pursuant to the agreement, the Company has agreed to do sufficient work or file PAC to maintain the claims in good standing for a period of at least two years from the date at which the Company might relinquish the option.

4. Mineral Property Costs - *Continued*

e) Poplar Property, B.C. – *Continued*

(ii) By letter of intent dated April 20, 2004, the Company has granted Aumega Discoveries Ltd ("Aumega") the option to earn a 50% interest in the Poplar property over a four-year period. To earn its interest, Aumega must, at its option, pay to the Company cash payments of $17,777 (received), assume the required option payments to the vendor *(Note 4e(i))* totalling $140,000 (the Company was reimbursed the $20,000 (paid) during the year) and issue 200,000 common shares of Aumega to the Company, of which 100,000 were issued during the year. In addition, Aumega must incur $275,000 of exploration expenditures over four years.

f) Globe Property, B.C.

By agreement dated September 30, 2003 the Company has purchased a 66.6% interest in certain claims known as the Globe property, located in the Skeena Mining Division, B.C., for cash consideration of $10,000 (paid).

The claims are subject to a 10% NSR proceeds royalty plus 100,000 shares in the event that the property is placed into production.

g) Athabasca Basin, Saskatchewan

The Company acquired, by staking, six contiguous blocks in the northeast quadrant of the Carswell Dome, Saskatoon, referred to as the Cluff Lake Uranium property.

By letter of intent dated March 3, 2005, the Company has granted Essendon Solutions Inc. ("Essendon") the option to earn a 50% interest in the Cluff Lake property. To earn its interest, Essendon must pay to the Company $25,000 (paid), issue 200,000 common shares (of which 100,000 were issued during the year) and incur not less than $1,100,000 of exploration expenditures over a four-year period. Essendon received TSX Venture Exchange approval for this transaction on March 14, 2005.

h) Northwest Territories Uranium Project

By letter agreement dated January 27, 2005, with the Jaeger Joint Venture, the Company has acquired, subject to acceptance by the TSX Venture Exchange, an undivided 50% interest in the uranium rights to prospecting permits covering approximately 18 million acres in the Northwest Territories for consideration of 2,500,000 shares of the Company.

In addition, the Company has obtained a 100% interest in the uranium rights to sixteen prospecting permits covering approximately 600,000 acres in the Northwest Territories. The permits have been acquired under the terms of the Jaeger Joint Venture. Jaeger retains a 30-day right to pay to the Company the cost of the permitting and will thereby earn the rights to minerals and metals other than uranium.

All properties are subject to a 2% NSR plus a 2% GORR.

5. Oil and Gas Property Costs

By various agreements dated November 26, 2001, June 5, 2002 and amended July 12, 2002, the Company was granted the right to earn a working interest in two separate properties in Montana, U.S.A. The interests to be earned vary between 25% and 75%, depending on various factors, plus royalties of between 5% and 15%.

For the first property, the Company was responsible for 50% of the costs of drilling a test well. For the second property, the Company has an obligation to drill three test wells and the option to drill an additional five wells.

As drilling proved unsuccessful, the Company wrote off $1,101,186 during the year ended March 31, 2004, and a further $38,047 during the year ended March 31, 2005.

As at March 31, 2005, the Company has accrued $445,484 (US$379,723) in accounts payable that relates directly to the expenditures made on the wells.

The Company is in dispute with High Plains Energy Inc. (the vendor) with respect to these accrued amounts.

The Company is currently in negotiations to return the properties to the vendors in return for a gross overriding royalty and waiver of the accounts payable.

6. Investments

	Shares		Cost and Book Value at March 31, 2005		Market Value at March 31, 2005
Aumega Discoveries Ltd.	100,000	$	30,000	$	30,000
Essendon Solutions Inc.	100,000		25,000		28,000
Grande Portage Resources Ltd.	250,000		16,250		16,250
Total		$	71,250	$	74,250

During the year, the Company wrote-down the Aumega Discoveries Ltd. to market value, the result was a write-down of $7,000.

7. Share Capital

Authorized: Unlimited number of common shares without par value

Issued and Outstanding:

	Number of Shares		Amount
Balance - March 31, 2004	12,870,130	$	2,979,637
Private placement *(Note 7a)*	2,812,500		1,125,000
Issued for properties:			
Portable assessment credits *(Note 4c(ii))*	666,000		1
Poplar property *(Note 4e(i))*	100,000		44,000
Quill property *(Note 4d)*	25,000		7,500
Balance – March 31, 2005	16,473,630	$	4,156,138

Notes to Financial Statements

7. Share Capital - *Continued*

a) Private Placement:

Pursuant to a private placement agreement, the Company issued 2,812,500 shares at a price of $0.40 per share, with non-transferable warrants attached to purchase 2,812,500 shares at a price of $0.50 per share exercisable by May 27, 2006.

b) Stock Options:

i) The Company has established a fixed share purchase option plan (2,078,000 shares) whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The number of shares under option at any specific time to any one optionee shall not exceed 5% of the issued and outstanding common share capital of the Company. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant less the applicable discount, provided that the exercise price will not be less than $0.10 per share. All options are subject to an automatic regulatory four-month hold period and a vesting schedule of equal tranches over an eighteen-month period.

ii) A summary of the Company's options at March 31, 2005 and the changes for the period are as follows:

Exercise Price	Outstanding March 31, 2004	Granted	Exercised	Expired or Cancelled	Outstanding March 31, 2005	Expiry date
$0.50	680,000	-	-	-	680,000	October 15, 2006
$0.50	200,000	-	-	-	200,000	October 29, 2006
$0.50	943,500	-	-	-	943,500	December 17, 2008
$0.30	-	250,000	-	-	250,000	February 14, 2010
	1,823,500	250,000	-	-	2,073,500	
Weighted average exercise price	$0.50	$0.00	$0.00	$0.00	$0.45	

	Number of Options	Weighted Average Exercise Price	Expiry
Vested at March 31, 2005	1,865,166	$0.45	October 15, 2006 to February 14, 2010

c) Stock Based Compensation:

The Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method at the date of grant, which the Company records as an expense. The current year stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

	2005	2004
Expected dividend yield	-	-
Risk-free interest rate	**3.63%**	3.91%
Expected stock price volatility	**125.66%**	98.35%
Expected option life in years	5	5

The current year stock-based compensation amounted to $126,867 (2004 - $53,760).

7. Share Capital – *Continued*

d) Share Purchase Warrants:

The following share purchase warrants are outstanding at March 31, 2005:

Number	Price	Expiry
455,000	$0.40	October 9, 2005
2,812,500	$0.50	May 27, 2006

e) Escrow Shares

Included in issued share capital are 750,000 common shares subject to an escrow agreement, that may not be transferred, assigned or otherwise dealt with, without the consent of the regulatory authorities.

f) Contributed Surplus

Details are as follows:

		2005		2004
Balance – Beginning of year	$	53,761	$	-
Fair value of stock-based compensation *(Note 7c)*		126,867		53,761
Balance – End of year	$	180,628	$	53,761

8. Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a) Amounts due to or from related parties are to or from a director and companies with a director in common. These amounts are unsecured, non-interest bearing and have no specific repayment terms. However, they are expected to be repaid within one year and consequently have been classified as current.

b) During the year ended March 31 2005, the Company paid or accrued the following amounts to a company controlled by a director of the Company:

i) management fees of $60,000 (2004 - $60,000)
ii) administration fees of $15,127 (2004 - $13,580)
iii) $30,000 (2004 - $26,850) for services rendered by an officer of the Company
iv) issued nil (2004 – 455,000) common shares, by way of private placements, to a director for proceeds of $nil (2004 - $136,500)
v) issued nil (2004 – 1,000,000) common shares to a director of the Company for 100% interest in the Eskay Creek Property. The value of the shares issued in 2004 was $1.

The above transactions, occurring in the normal course of operations, were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Commitment

By an assignment agreement dated February 19, 2001, the Company assumed a lease for premises. The minimum basic rent for the balance of the lease period is as follows:

Fiscal 2006 (expiry in November 2005)	$	23,012

10. Income Taxes

The tax effects of temporary differences that give rise to significant components of future income tax assets are as follows:

		2005
Non-capital losses	$	531,986
Mineral property costs		169,801
Oil and gas property costs		484,620
Share issuance costs		(572)
		1,185,835
Less: Valuation allowance		(1,185,835)
	$	-

As at March 31, 2005, the Company had approximately $1,400,000 of loss carry-forwards available to offset against future taxable income. These losses, if not utilized, expire by 2015. The Company has mineral exploration and development expenditures of approximately $1,180,000 and oil and gas exploration and development expenditures of approximately $1,280,000 available to reduce taxable income of future years. The Company has deferred share issue costs of $1,521 that are deductible for income tax purposes over five years.

Future income tax benefits, which may arise as a result of these losses, resource expenditures and deferred share issue costs have not been recognized in these financial statements. The likelihood of realizing the associated benefits is minimal.

11. Segmented Information

The Company has two operating segments, which are the exploration and development of mineral properties (primarily carried out in Canada) and the exploration and development of oil and gas properties (primarily carried out in the United States). The oil and gas properties have been written off during the year.

Details on an industry and geographic basis are as follows:

2005		Mineral Exploration and Development in Canada		Oil and Gas Exploration and Development in the United States		Total
Assets	$	1,434,752	$	-	$	1,434,752
Capital Expenditures	$	362,835	$	-	$	362,835
Loss for the Year	$	379,023	$	38,047	$	417,070
2004						
Assets	$	573,294	$	-	$	573,294
Capital Expenditures	$	244,455	$	161,793	$	406,248
Loss for the Year	$	294,472	$	1,101,186	$	1,395,658

12. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

HATHOR EXPLORATION LIMITED

(A Development Stage Company)

FINANCIAL STATEMENTS

MARCH 31, 2006 AND 2005

Hathor Exploration Limited
(A Development Stage Company)

Statement 1

Balance Sheets

As at March 31
Canadian Funds

ASSETS		2006		2005
Current				
Cash and short-term investments	$	**1,781,245**	$	623,139
Portfolio investments *(Note 5)*		**222,567**		71,250
GST receivable		**6,085**		4,856
Prepaid expenses and deposits		**6,740**		2,062
		2,016,637		701,307
Mineral Property Costs *(Note 3, Schedule 1)*		**822,813**		733,445
	$	**2,839,450**	$	1,434,752

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**35,358**	$	14,616
Oil and gas liabilities *(Note 4)*		**-**		445,484
Due to related parties *(Note 7a)*		**18,140**		18,709
		53,498		478,809

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**5,792,098**		4,156,138
Contributed Surplus *(Note 6e)*		**211,649**		180,628
Deficit – *Statement 2*		**(3,217,795)**		(3,380,823)
		2,785,952		955,943
	$	**2,839,450**	$	1,434,752

Approved by the Directors:

"Stephen Stanley" Director

"Matt Mason", Director

- See Accompanying Notes -

Hathor Exploration Limited
(A Development Stage Company)

Statement 2

Statements of Income (Loss) and Deficit

For the years ended March 31
Canadian Funds

		2006		2005
General and Administrative Expenses				
Stock option compensation *(Note 6b)*	$	**84,231**	$	126,867
Audit, accounting and legal		**67,187**		59,006
Management fees *(Note 7bi)*		**65,000**		60,000
Shareholder and investor relations		**58,912**		7,517
Administrative services *(Note 7bii & iii)*		**45,272**		45,127
Rent		**17,405**		17,876
Office and miscellaneous		**14,680**		22,458
Listing and filing fees		**9,325**		13,652
Transfer agent fees		**7,542**		6,625
Technical and professional fees		**6,667**		19,737
Travel and promotion		**-**		27,724
Loss Before the Following		**376,221**		406,589
Other (Income) Expenses				
Forgiveness of oil and gas liability *(Note 4a)*		**(451,484)**		-
Recovery of mineral property costs				
Poplar *(Note 3e(iv))*		**(119,330)**		-
Athabasca *(Note 3g)*		**(52,888)**		(3,220)
Write-down of oil and gas property costs *(Schedule 2)*		**-**		38,047
Foreign exchange (gain) loss		**6,000**		(20,140)
Interest and investment income, *net*		**(9,730)**		(11,206)
Write-down of portfolio investments *(Note 5)*		**88,183**		7,000
Income (Loss) for the Year		**163,028**		(417,070)
Deficit - Beginning of year		**(3,380,823)**		(2,963,753)
Deficit - End of Year	$	**(3,217,795)**	$	(3,380,823)
Earnings (Loss) Per Share – Basic	$	**0.01**	$	(0.03)
Earnings (Loss) Per Share – Fully Diluted	$	**0.01**	$	(0.03)

- See Accompanying Notes -

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Hathor Exploration Limited:

We have audited the balance sheets of Hathor Exploration Limited (A Development Stage Company) (the "Company") as at March 31, 2006 and 2005 and the statements of income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
7 July 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Hathor Exploration Limited
(A Development Stage Company)

Statement 3

Statements of Cash Flows

For the years ended March 31
Canadian Funds

Cash Resources Provided By (Used In)	2006	2005
Operating Activities		
Income (loss) for the year	$ 163,028	$ (417,070)
Items not affecting cash:		
Forgiveness of oil and gas liability	(451,484)	-
Write-down of oil and gas property costs	-	38,047
Write-down of investments	88,183	7,000
Stock option compensation	84,231	126,867
Foreign exchange (gain) loss on U.S. denominated accrual	6,000	(20,140)
Changes in non-cash working capital	14,266	(20,972)
	(95,776)	(286,268)
Investing Activities		
Mineral property costs	(307,368)	(311,334)
Option payments received	30,000	62,777
	(277,368)	(248,557)
Financing Activities		
Issuance of share capital	1,531,250	1,125,000
Net Increase in Cash	1,158,106	590,175
Cash position - Beginning of year	623,139	32,964
Cash Position – End of Year	$ 1,781,245	$ 623,139

Supplemental Schedule of Non-Cash Investing and Financing Transactions	2006	2005
Value of shares issued for property *(Note 6)*	$ 51,500	$ 51,501
Value of shares received for property	$ 239,500	$ 71,250
Amount transferred from contributed surplus to share capital on exercise of stock options	$ 53,210	$ -
Oil and gas property costs accrued	$ -	$ 17,908

- See Accompanying Notes -

Hathor Exploration Limited
(A Development Stage Company)

Schedule 2

Schedule of Oil and Gas Property Costs

For the years ended March 31
Canadian Funds

	2006	2005
Direct - Oil and Gas		
Montana, U.S.A.		
Field and general	$ -	$ 139
Leasehold costs	-	37,908
Net Costs for the Year	-	38,047
Write-down of oil and gas property costs	-	(38,047)
Balance - End of Year	$ -	$ -

- See Accompanying Notes -

Hathor Exploration Limited
(A Development Stage Company)

Schedule 1

Schedule of Mineral Property Costs

For the years ended March 31
Canadian Funds

	2006			
	Acquisition	Deferred Exploration	Total	2005 Total
Direct - Mineral				
Eskay Creek Property, B.C.				
Option payment - shares	$ -	$ -	$ -	$ 1
Project costs	-	2,545	2,545	5,785
Portable Assessment Credits filing fees	-	-	-	158,102
Recoveries	-	-	-	(16,250)
	-	2,545	2,545	147,638
Quill Property, B.C.				
Option payment	7,500	-	7,500	7,500
	7,500	-	7,500	7,500
Poplar Property, B.C.				
Option payment	74,000	-	74,000	74,000
Option proceeds	(214,500)	-	(214,500)	(74,777)
	(140,500)	-	(140,500)	(777)
Recovery of mineral property costs	131,276	(11,946)	119,330	-
	(9,224)	(11,946)	(21,170)	(777)
Athabasca Property, B.C.				
Staking	-	-	-	36,951
Mapping	-	2,112	2,112	13,050
Option proceeds	(55,000)	-	(55,000)	(50,000)
	(55,000)	2,112	(52,888)	1
Recovery of mineral property costs	41,951	(15,161)	52,888	-
	13,049	(13,049)	-	1
Uranium Project, NWT				
Permit applications	64,267	-	64,267	64,497
Geology	-	16,618	16,618	2,950
Airborne survey	-	81,346	81,346	-
Miscellaneous project costs	-	3,378	3,378	-
Refund of permit costs	(65,116)	-	(65,116)	-
	(849)	101,342	100,493	67,447
Net Costs for the Year	10,476	78,892	89,368	221,809
Balance - Beginning of year	459,885	273,560	733,445	511,636
Balance - End of Year	$ 470,361	$ 352,452	$ 822,813	$ 733,445

- See Accompanying Notes -

1. Significant Accounting Policies

a) Cash and Short-Term Investments

For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and short-term investments with institutions of high-credit worthiness.

b) Portfolio Investments

The Company accounts for portfolio investments on the cost basis. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c) Mineral Property Costs

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d) Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

e) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

1. Significant Accounting Policies - *Continued*

f) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences at the time when income and expenses are recognized in accordance with the Company's accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized to the extent that realization of such benefits is more likely than not.

g) Share Capital

i) The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h) Stock Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

i) Foreign Exchange

The Company's functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

i) Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
ii) Non-monetary assets and liabilities, and equity at historical rates, and
iii) Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income (earnings) for the period.

j) Income (Loss) per Share

Income (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

3. Mineral Property Costs - *Continued*

c) Eskay Creek Properties, B.C.

(i) By agreement dated December 2, 2002, the Company acquired, from a director of the Company, a 100% interest in certain mineral claims located in the Eskay Creek area of north-western British Columbia.

Under the agreement, the Company reimbursed staking costs of $195,953 and issued 1,000,000 common shares on October 10, 2003. In addition, the Company must pay the vendor 10% of all cash and share consideration received by the Company from any subsequent sale or other disposition of the property. The vendor retains a 2% NSR royalty.

(ii) Portable Assessment Credits ("PAC")

By agreement dated March 16, 2004 the Company purchased certain PAC's for consideration of $24,940 and the issuance of 666,000 common shares. This agreement is with a director and officer of the Company. These credits are to be applied to the Eskay Creek properties in lieu of assessment work.

d) Quill Property, B.C.

By agreement dated May 7, 2003 and amended August 21, 2003 the Company has the option to acquire a 100% interest in certain claims known as the Quill property, located in the Skeena Mining Division, B.C. To exercise the option the Company must, at its option, pay $3,000 (paid) and issue 100,000 common shares as follows:

On or before September 19, 2003	(issued)	25,000
On or before September 19, 2004	(issued)	25,000
On or before September 19, 2005	(issued)	25,000
On or before September 19, 2006		25,000

The property is subject to a 1% NSR royalty. The Company can purchase this royalty for consideration of $500,000.

e) Poplar Property, B.C.

(i) By agreement dated January 6, 2004 the Company has the option to acquire a 100% interest in certain claims known as the Poplar property, located in the Omenica Mining Division, B.C. To exercise the option, the Company must, at its option, pay $140,000 (paid $60,000), issue 200,000 common shares (issued) and incur $275,000 of exploration expenditures as follows:

	Option Payments	Share Issuances	Exploration Expenditures
Upon execution of this agreement (paid)	$ 10,000	-	$ -
Within ten days from the acceptance by the regulatory authorities (issued)	-	50,000	-
On or before January 6, 2005 (paid & issued)	20,000	50,000	25,000
On or before January 6, 2006 (paid) *(Note 6)*	30,000	100,000	50,000
On or before January 6, 2007	40,000	-	100,000
On or before January 6, 2008	40,000	-	100,000
	$ 140,000	**200,000**	**$ 275,000**

The property is subject to a 2% NSR royalty.

3. Mineral Property Costs - *Continued*

Pursuant to the agreement, the Company has agreed to do sufficient work or file PAC to maintain the claims in good standing for a period of at least two years from the date at which the Company might relinquish the option.

(ii) By agreement dated April 20, 2004, the Company granted Aumega Discoveries Ltd ("Aumega") the option to earn a 50% interest in the Poplar property over a four-year period. To earn its interest, Aumega must, at its option, pay to the Company cash payments of $17,777 (received), assume the required option payments to the vendor *(Note 3(e)i)* totalling $140,000 ($50,000 received to date) and issue 200,000 (received) common shares of Aumega to the Company. In addition, Aumega must incur $275,000 of exploration expenditures over four years.

(iii) On January 18, 2005, an agreement in principal was reached whereby Aumega may acquire the remaining 50% interest by issuing 1,200,000 common shares in stages to the Company before December 6, 2007 (of which 250,000 shares were issued on December 5, 2005 at a value of $0.35 per share) and making annual payments of $75,000 in cash or in shares with the first payment due December 6, 2005 (which was satisfied by the issuance of 214,286 shares of Aumega at a value of $0.35 per share) and the last payment due December 6, 2007.

(iv) The Company has reflected on the statements of income (loss) and deficit, as a recovery of mineral property costs, $119,330 (2005 - $nil) representing the excess amount received over accumulated costs of the property. This consists of a deemed value of shares of Aumega and cash payments received by the company less the costs incurred by the Company on the property.

f) Globe Property, B.C.

By agreement dated September 30, 2003 the Company purchased a 66.6% interest in certain claims known as the Globe property, located in the Skeena Mining Division, B.C., for cash consideration of $10,000 (paid).

The claims are subject to a 10% NSR proceeds royalty plus 100,000 shares in the event that the property is placed into production.

g) Athabasca Basin, Saskatchewan

The Company acquired, by staking, six contiguous blocks in the northeast quadrant of the Carswell Dome, Saskatoon, referred to as the Cluff Lake Uranium property.

By letter of intent dated March 3, 2005, the Company has granted ESO Uranium Corp. (previously known as Essendon Solutions Inc.) the option to earn a 50% interest in the Cluff Lake property. To earn its interest, ESO must pay to the Company $25,000 (paid), issue 200,000 common shares (of which 100,000 and 50,000 were issued during the years ended March 31, 2005 and 2006 respectively) and incur not less than $1,100,000 of exploration expenditures over a four-year period.

The Company has reflected on the statements of income (loss) and deficit as a recovery of mineral property costs, $52,888 (2005 - $3,220) representing the excess amount received over accumulated costs on the property. This consists of deemed value of shares of ESO and cash payments received by the Company,

3. Mineral Property Costs - *Continued*

h) Uranium Project, Northwest Territories

By letter agreement dated January 27, 2005 with the Jaeger Joint Venture, the Company has acquired, subject to acceptance by the TSX Venture Exchange, an undivided 50% interest in the uranium rights to prospecting permits covering approximately 18 million acres in the Northwest Territories for consideration of 2,500,000 shares of the Company. The Jaeger Joint Venture, an unincorporated joint venture, has a director in common with the Company.

In addition, the Company has obtained a 100% interest in the uranium rights to sixteen prospecting permits covering approximately 600,000 acres in the Northwest Territories. The permits have been acquired under the terms of the Jaeger Joint Venture. Jaeger has exercised its 30-day right and has paid the Company $61,302 for the cost of the permitting, earning the rights to minerals and metals other than uranium.

All properties are subject to a 2% NSR plus a 2% Gross Override Royalty ("GORR").

4. Oil and Gas Property Liabilities

The Company completed negotiations with High Plains Energy Inc. Under the terms of the agreement:

a) The Company returned the oil and gas properties in return for forgiveness of debt of $451,484 (US $379,773) owing to High Plains. The forgiveness of debt has been reflected on the statements of income (loss) and deficit for the year ended March 31, 2006. The Company had written off the oil and gas properties in prior years.

b) High Plains will deliver a technical presentation with respect to certain oil and gas projects. The Company will have a period of seven days after the technical presentation to elect to participate in these projects. If the Company does elect to participate, High Plains will make available up to 20% of its interest in said project.

5. Portfolio Investments

	Number of Shares	Cost and Book Value at March 31, 2006	Market Value at March 31, 2006
Aumega Discoveries Ltd.	664,826	$ 126,317	$ 126,317
ESO Uranium Corp.	150,000	80,000	165,000
Grande Portage Resources Ltd.	250,000	16,250	140,000
Total		**$ 222,567**	**$ 431,317**

The Company has less than a 5% interest and does not have significant influence in its portfolio investments which are recorded at the lower of cost or market. During the year, the Company wrote down the shares of Aumega Discoveries Ltd. to market value, resulting in a write-down of $88,183 (2005 – $7,000).

6. Share Capital

Authorized: Unlimited number of common shares without par value

Issued and Outstanding:

	Number of Shares		Amount
Balance - March 31, 2005	16,473,630	$	4,156,138
Issued for mineral properties:			
Quill property *(Note 3d)*	25,000		7,500
Poplar property *(Note 3e)*	100,000		44,000
Warrants exercised	2,812,500		1,406,250
Stock options exercised – cash component	250,000		125,000
Stock options exercised – contributed surplus	-		53,210
Balance – March 31, 2006	**19,661,130**	**$**	**5,792,098**

a) Stock Options:

i) The Company has established a fixed share purchase option plan (2,078,000 shares) whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The number of shares under option at any specific time to any one optionee shall not exceed 5% of the issued and outstanding common share capital of the Company. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant less the applicable discount, provided that the exercise price will not be less than $0.10 per share. All options are subject to an automatic regulatory four-month hold period and a vesting schedule of equal tranches over an eighteen-month period.

On March 15, 2006, management announced their intention to grant 2,000,000 options at an exercise price of $0.50. As this grant would exceed the maximums available under the plan, this grant requires an amendment to the share purchase option plan. An amendment will be contemplated by shareholders at the Company's Annual General Meeting to be held September 13, 2006. No stock compensation expense has been recognized relating to this grant, as the grant cannot be made without shareholder approval.

ii) A summary of the Company's options at March 31, 2006 and the changes for the period are as follows:

Exercise Price	Outstanding March 31, 2005	Granted	Exercised	Outstanding March 31, 2006	Expiry date
$0.50	680,000	-	-	680,000	October 15, 2006
$0.50	200,000	-	-	200,000	October 29, 2006
$0.50	943,500	-	250,000	693,500	December 17, 2008
$0.30	250,000	-	-	250,000	February 14, 2010
Totals:	**2,073,500**	-	**250,000**	**1,823,500**	
Weighted average exercise price	$0.48	$0.00	$0.50	$0.47	

Of options outstanding at March 31, 2006, 1,761,000 were vested, with a weighted average exercise price of $0.48.

1. Significant Accounting Policies - *Continued*

k) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from those estimates.

2. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and short-term investments, GST receivable, amounts due to related parties and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3. Mineral Property Costs

a) The Company currently has the following mineral properties that it is exploring. Details of accumulated costs are as follows:

	2006			
	Acquisition and Staking costs	Deferred Exploration	Total	2005 Total
Copperline Property, B.C.	$ 20,000	$ 6,214	$ 26,214	$ 26,214
Eskay Creek Property, B.C.	351,213	241,946	593,159	590,612
Quill Property, B.C.	25,500	-	25,500	18,000
Poplar Property, B.C.	-	-	-	21,171
Globe Property, B.C.	10,000	-	10,000	10,000
Athabasca Basin, Saskatchewan	-	-	-	1
Uranium Project, NWT	63,648	104,292	167,940	67,447
	$ 470,361	$ 352,452	$ 822,813	$ 733,445

b) Copperline Property, B.C.

(i) By agreement dated May 14, 2001 and as amended, the Company acquired a 100% interest in certain claims, known as the Copperline property, located in the Omineca Mining Division, B.C. As consideration the Company was required to pay $20,000 (paid), issue 25,000 (*) common shares of the Company and incur $200,000 in exploration expenditures on the property.

* The Company assigned a 60% interest to another party and was allowed to substitute the shares of the other party in place of the Company's shares *(Note 3b(ii))*.

The property is subject to net smelter return ("NSR") royalties ranging from 1.25% to 2%. Certain of the royalties may be purchased for $500,000.

(ii) By letter of agreement dated May 28, 2001 and as amended, the Company optioned out 60% of its interest in the Copperline property *(Note 3b(i))* to a company with directors in common (the "optionee"). Under the agreement, the optionee issued 25,000 common shares to the underlying vendor and incurred $200,000 in exploration expenditures on the property.

The exploration expenditures incurred and shares issued by the optionee under this agreement qualify to fulfill the above exploration and share requirements *(Note 3b(i))*.

8. Income Taxes

The recovery of income taxes shown in the Statements of Loss and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended March 31, 2006	2005
Statutory tax rate	34.50%	35.62%
Earnings (Loss) for the year	$ 163,028	$ (417,070)
Expected tax expense (recovery)	56,245	(148,560)
Non-deductible amounts	75,844	76,242
Recognized tax losses	-	-
Benefits not recognized	(132,089)	72,318
	$ -	$ -

The significant components of the Company's future tax assets are as follows:

	March 31, 2006	March 31, 2005
Future income tax assets		
Operating losses carried forward	$ 323,872	$ 478,299
Temporary differences:		
Mineral property and oil and gas property costs, excess of tax value over carrying value	593,537	619,630
	917,409	1,097,929
Valuation allowance for future tax assets	(917,409)	(1,097,929)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has non-capital losses carried forward of $827,938 that may be available for Canadian tax purposes. The losses expire as follows:

Expiry date	Canadian Tax
2009	50,185
2010	288,138
2014	286,588
2015	203,027
	$ 827,938

9. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

6. Share Capital - Continued

b) Stock Based Compensation:

The Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method at the date of grant, which the Company records as an expense. The current year stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

	Grant on February 14, 2005
Expected dividend yield	-
Risk-free interest rate	3.63%
Expected stock price volatility	125.66%
Expected option life in years	5

The current year stock-based compensation amounted to $84,231 (2005 - $126,867).

c) Share Purchase Warrants:

During the year, share purchase warrants were exercised to purchase 2,812,500 shares at $0.50 per share.

d) Escrow Shares

Included in issued share capital are 750,000 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with, without the consent of the regulatory authorities. The total number of escrow shares to be released is subject to performance-based results.

e) Contributed Surplus

		2006		2005
Balance – Beginning of year	$	**180,628**	$	53,761
Stock options exercised		**(53,210)**		—
Fair value of stock-based compensation *(Note 6b)*		**84,231**		126,867
Balance – End of year	$	**211,649**	$	180,628

7. Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a) The amount due to related parties of $18,140 (2005 - $18,709) is for administrative costs incurred during the year. Amounts due to or from related parties are to or from a director and companies with a director in common. These amounts are unsecured, non-interest bearing and have no specific repayment terms. However, they are expected to be repaid within one year and consequently have been classified as current.

b) During the year ended March 31 2006, the Company paid or accrued the following amounts to a company controlled by a director of the Company:

i) management fees of $65,000 (2005 - $60,000)
ii) administration fees of $15,272 (2005 - $15,127)
iii) $30,000 (2005 - $30,000) for services rendered by an officer of the Company

The above transactions, occurring in the normal course of operations, were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Subsequent Events

a) The Company's offer to acquire all of the issued shares of Roughrider Uranium Corp. ("Roughrider") was accepted by 100% of the holders of the issued shares of Roughrider. The offer announced March 15, 2006 consisted of one-half of one share and one-eighth of a share purchase warrant of the Company for each share of Roughrider. One whole share purchase warrant will entitle the holder to purchase one share of the Company at the price of $0.55 per share, for a term of two years. Roughrider currently has 30,780,000 shares outstanding, making the total number of shares to be issued by the Company for this acquisition, 15,390,000, prior to the exercise of any of the share purchase warrants.

   In addition, the shareholders of Roughrider will be entitled to receive a royalty equal to 2% of the Net Smelter Returns from each mineral property currently held by Roughrider. This royalty shall be based on Roughrider's interest in each such property.

   The Company has issued 15,389,997 shares into escrow from its treasury for this transaction.

   The closing of this transaction is subject to the closing of non-brokered private placements (d) below as well as regulatory approval. The shares will be released from escrow once this has occurred.

   Roughrider Uranium Corp. ("Roughrider") was incorporated under no. 661203 on January 2, 2003 pursuant to the *Company Act* (British Columbia). Roughrider since incorporation has restricted its activities to the acquisition and exploration of mineral properties in Saskatchewan, which have the potential to host commercial quantities of uranium. Roughrider holds interests in five properties in Saskatchewan and Alberta, of which the two most significant properties are known as the Russell Lake Property and the adjacent Russell South Property, in the eastern Athabasca Basin, Saskatchewan.

b) 400,000 shares of the Company were issued as finder's fees in connection with the acquisition of Roughrider.

c) Stock options to purchase 50,000 shares were exercised at $0.50 per share.

d) The Company has received exchange approval and is nearing completion of a non-brokered private placement, pursuant to which 2,500,000 flow-through shares will be issued at $0.45 per share and 5,000,000 non flow-through units will be issued at $0.40 per unit, with each unit comprising one common share and one-half of a share purchase warrant, with each whole warrant exercisable at $0.55 per share for two years from the date of closing. The Company may shorten the exercise period to 30 days if the shares trade at a price of $1 or more for 10 consecutive trading days.

e) The Company is in the process of completing a non-brokered private placement consisting of 2 million flow-through shares at $1.40 per share and 2.8 million non flow-through units at $1.25 per unit. Each unit will consist of one share and one-half of a share purchase warrant, with each whole warrant exercisable at $1.40 for one year.

f) By letter agreement dated April 7, 2006, the Company purchased the remaining 50% interest in the uranium project *(Note 3h)* by the issuance of an additional 1,000,000 shares. A formal agreement is being drawn up by the lawyers. The agreement is subject to acceptance by the Exchange.

HATHOR EXPLORATION LIMITED

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, and 2006

INDEPENDENT AUDITORS' REPORT

To the shareholders of
Hathor Exploration Limited

We have audited the consolidated balance sheets of Hathor Exploration Limited (the "Company") as at March 31, 2007 and the statements of income (loss) and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at March 31, 2006 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated July 7, 2006.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B. C., Canada
July 24, 2007

Hathor Exploration Limited
(a development stage company)

Consolidated Balance Sheets

As at March 31
expressed in Canadian dollars

ASSETS		2007		2006
Current				
Cash and short-term investments	$	5,350,719	$	1,781,245
Portfolio investments		325,567		222,567
Accounts receivable		222,356		6,085
Prepaid expenses		12,335		6,740
		5,910,977		2,016,637
Mineral Property Costs *(Note 5, Schedule 1)*		32,641,935		822,813
Computer equipment, net of accumulated depreciation of $1,550		8,783		-
	$	38,561,695	$	2,839,450

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	741,332	$	35,358
Shareholder's loan *(Note 7c)*		153,041		-
Due to related parties *(Note 7a)*		23,820		18,140
		918,193		53,498
Future Income Tax Liability *(Note 8)*		6,899,842		-
		7,818,035		53,498
SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		30,578,713		5,792,098
Contributed Surplus *(Note 6f)*		5,748,227		211,649
Deficit		(5,583,280)		(3,217,795)
		30,743,660		2,785,952
	$	38,561,695	$	2,839,450

Nature of Operations *(Note 1)*
Subsequent Events *(Note 9)*

Approved by the Directors:

"Stephen Stanley" ____ Director

"Matt Mason" ____, Director

- See Accompanying Notes to the Consolidated Financial Statements -

Hathor Exploration Limited
(a development stage company)

Consolidated Statements of Income (Loss) and Deficit

For the years ended March 31
expressed in Canadian dollars

		2007		2006
General and Administrative Expenses				
Stock-based compensation *(Note 6d)*	$	**1,663,499**	$	84,231
Audit, accounting and legal		**333,659**		67,187
Management fees *(Note 7bi)*		**157,500**		65,000
Shareholder and investor relations		**154,529**		58,912
Administrative services *(Note 7b ii)*		**57,113**		45,272
Rent		**18,029**		17,405
Office and miscellaneous		**31,613**		14,680
Listing and filing fees		**102,648**		9,325
Transfer agent fees		**24,188**		7,542
Technical and professional fees		**25,730**		6,667
Travel and promotion		**96,714**		-
Loss Before the Following		**2,665,222**		376,221
Other (Income) Expenses				
Forgiveness of oil and gas liability		**-**		(451,484)
Recovery of mineral property costs:				
Poplar *(Note 5eii & Schedule 1)*		**(75,000)**		(119,330)
Athabasca *(Note 5aii & Schedule 1))*		**-**		(52,888)
Gain on sale of investments		**(104,813)**		-
Foreign exchange loss		**-**		6,000
Interest and investment income, *net*		**(119,924)**		(9,730)
Write-down of portfolio investments		**-**		88,183
Income (Loss) for the Year		**(2,365,485)**		163,028
Deficit - Beginning of year		**(3,217,795)**		(3,380,823)
Deficit - End of Year	$	**(5,583,280)**	$	(3,217,795)
Weighted average number of common shares outstanding		**45,904,305**		16,534,692
Earnings (Loss) Per Share – basic and diluted	$	**(0.05)**	$	0.01

- See Accompanying Notes to the Consolidated Financial Statements -

Hathor Exploration Limited
(a development stage company)

Consolidated Statements of Cash Flows

For the years ended March 31
expressed in Canadian dollars

Cash Resources Provided By (Used In)	2007	2006
Operating Activities		
Income (loss) for the year	$ (2,365,485)	$ 163,028
Items not affecting cash:		
Forgiveness of oil and gas liability	-	(451,484)
Gain on sale of investments	(104,813)	-
Depreciation	1,550	-
Write-down of investments	-	88,183
Stock-based compensation	1,663,499	84,231
Foreign exchange loss	-	6,000
Changes in non-cash working capital	(137,266)	14,266
	(942,515)	(95,776)
Investing Activities		
Mineral property costs	(5,160,447)	(307,368)
Option payments received	-	30,000
Purchase of computer equipment	(10,333)	-
Sale of investments	141,313	-
	(5,029,467)	(277,368)
Financing Activities		
Issuance of share capital	9,541,456	1,531,250
Net Increase in Cash	3,569,474	1,158,106
Cash position - Beginning of year	1,781,245	623,139
Cash Position – End of Year	$ 5,350,719	$ 1,781,245

Supplemental Schedule of Non-Cash Investing and Financing Transactions		
Value of shares issued for:		
Roughrider transaction *(Note 4)*	$ 12,158,298	$ 75,000
Quill property	35,000	7,500
Poplar property	-	44,000
Russell Lake property	491,250	-
Uranium property	4,340,000	-
Value of stock options included in mineral property costs *(Schedule 1)*	1,631,632	-
Value of warrants issued for Roughrider transaction *(Note 4)*	1,959,457	-
Value of warrants issued for Russell Lake property	83,601	-
Value of investments acquired:		
Russell Lake property	95,000	-
Poplar property option	-	18,450
Athabasca basin	44,500	55,000
Amount transferred from contributed surplus to share capital on exercise of:		
Warrants	540,165	-
Stock options	$ 57,384	$ 53,210

- See Accompanying Notes to the Consolidated Financial Statements -

Hathor Exploration Limited
(a development stage company)

Schedule 1

Consolidated Schedule of Mineral Property Costs

For the years ended March 31
expressed in Canadian dollars

	2007			2006
	Acquisition	Deferred Exploration	Total	Total
Athabasca Basin, Saskatchewan & Alberta				
Roughrider acquisition				
Mineral properties acquired *(Note 4)*	$ 19,914,182	$ -	$ 19,914,182	$ -
Assessment costs and staking	177,031	-	177,031	-
Shares or warrants issued for property	574,851	-	574,851	-
Airborne geophysical & gravity surveys	-	1,336,806	1,336,806	-
Data processing & mapping	-	196,432	196,432	2,112
Drilling	-	433,009	433,009	-
Legal, consulting and other	-	64,628	64,628	-
Geological & geophysical	-	1,393,913	1,393,913	-
Stock-based compensation deferral	-	1,631,632	1,631,632	-
Technical reports	-	251,339	251,339	-
Wollaston costs	-	479,384	479,384	-
Haultain costs	-	87,073	87,073	-
	20,666,064	5,874,216	26,540,280	2,112
Recovery of mineral property costs	(139,500)	(193,505)	(333,005)	(55,000)
Credited to statement of income (loss)	-	-	-	52,888
	20,526,564	5,680,711	26,207,275	-
Uranium Project, NWT				
Staking costs	147,508	-	147,508	-
Shares issued for property	4,340,000	-	4,340,000	-
Permit applications	180,139	-	180,139	64,267
Geology	-	-	-	16,618
Airborne survey	-	-	-	81,346
Miscellaneous project costs	-	-	-	3,378
Refund of permit costs	-	-	-	(65,116)
	4,667,647	-	4,667,647	100,493
Eskay Creek Property, B.C.				
Assessment and staking costs	62,114	-	62,114	-
Accommodation & field costs	-	55,616	55,616	2,545
Airborne and geophysical survey	-	712,965	712,965	-
Fuel	-	38,850	38,850	-
Geophysical	-	20,551	20,551	-
Technical reports	-	18,907	18,907	-
	62,114	846,889	909,003	2,545
Quill Property, B.C.				
Option payment	35,000	-	35,000	7,500
	35,000	-	35,000	7,500
Poplar Property, B.C.				
Option payment	40,000	-	40,000	74,000
Option proceeds	(115,000)	-	(115,000)	(214,500)
	(75,000)	-	(75,000)	(140,500)
Credited to statement of income (loss)	75,000	-	75,000	119,330
	-	-	-	(21,170)
Globe Property, B.C.				
Land tax	-	121	121	-
Copperline Property, B.C.				
Land tax	-	76	76	-
Net Costs for the Period	25,291,325	6,527,797	31,819,122	89,368
Balance - Beginning of period	470,361	352,452	822,813	733,445
Balance - End of Period	$ 25,761,686	$ 6,880,249	$ 32,641,935	$ 822,813

-See Accompanying Notes to Consolidated Financial Statements-

1. Nature of Operations

Hathor Exploration Limited ("Hathor" or "the Company") is in the process of exploring its mineral property interests in Western Canada and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Significant Accounting Policies

a) Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of the Company and the accounts of its wholly owned subsidiary, Roughrider Uranium Corp., since the date of acquisition *(Note 4)*. All inter-company transactions are eliminated on consolidation.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditures during the reporting period. Actual results could differ materially from those estimated.

c) Cash and Short-Term Investments

The Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and short-term investments with institutions of high-credit worthiness. Interest from cash and cash equivalents is recorded on an accrual basis.

d) Portfolio Investments

The Company accounts for portfolio investments on the cost basis. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

e) Computer Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service. Amortization is recorded on a declining-balance basis at the rate of 30% per annum.

f) Mineral Property Costs

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

2. Significant Accounting Policies (*continued*)

f) Mineral Property Costs (*continued*)

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition. If impairment is indicated an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.

g) Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement obligations must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which such obligations are determinable and the corresponding cost is added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

h) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company's option and royalty payments received are in excess of costs incurred and then are credited to income.

i) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

j) Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

2. Significant Accounting Policies - *Continued*

k) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of private placement units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market close on the date the units are issued and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model.

l) Earnings / loss per common share

The Company follows the "treasury stock" method in the calculation of diluted earnings per share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. When the Company incurs losses, the exercise of outstanding options and warrants is not included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

m) Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations over the vesting period, with the offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

n) Foreign Exchange

The Company's functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Gains and losses on translation are included in determining income for the year.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and short-term investments, accounts receivable, amounts due to related parties, shareholder's loans, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term maturity or repayment or capacity for prompt liquidation.

The Company holds portfolio investments with a book value of $325,567 and a market value of $373,929.

expressed in Canadian dollars

4. Acquisition of Roughrider Uranium Corp. ("Roughrider")

By offer to purchase dated March 17, 2006 the Company offered, to the shareholders of Roughrider (a Canadian private company), to purchase all of the issued and outstanding shares of Roughrider by issuing 30,779,994 units of Hathor to the shareholders of Roughrider. Each unit consisted of one-half of one common share in the capital of Hathor and one-eighth of one transferable share purchase warrant of Hathor. Each whole warrant entitled the holder to purchase one additional Hathor share at the price of $0.55 per Hathor share for a period of two years. On April 4, 2006 the Company announced that its offer for all of the issued shares of Roughrider had been accepted by the holders of 98.9% of the shares of Roughrider. Subsequently, the remaining holders of 1.1% of the shares of Roughrider tendered their acceptance. The Company received regulatory approval for the acquisition on July 19, 2006, and the consideration was therefore valued at this date.

When the offer was accepted, Hathor issued 15,389,997 shares of the Company *(Note 6a)* and 3,847,500 warrants *(Note 6c)*. In addition, 400,000 shares of the Company were issued as finder's fees in connection with the acquisition of Roughrider.

Through the Roughrider acquisition, Hathor has added uranium property interests in the Athabasca area of Saskatchewan and Alberta. Shareholders of Roughrider are entitled to receive, pro rata according to their shareholdings in Roughrider, a royalty equal to 2% of Net Smelter Returns from each mineral property currently held by Roughrider. This royalty is based on Roughrider's interest in each such property and not on the entire property.

The acquisition of Roughrider, effective July 19, 2006, has been accounted for as a purchase of assets. The operating results of Roughrider are included in the consolidated financial statements from the date of acquisition.

The acquisition cost was as follows:

Issuance of 15,389,997 shares at a fair value of $0.77 per share *	$	11,850,298
Issuance of 400,000 shares at a fair value of $0.77 per share * as finder's fees		308,000
Issuance of 3,847,500 warrants at a fair value (Black-Scholes) of $0.51 per warrant		1,959,457
Future income tax liability arising on acquisition		5,318,842
Total acquisition cost	$	19,436,597

The estimated fair market value of identifiable assets and liabilities as at July 19, 2006 was as follows:

Cash	$	272
Accounts receivable		18,073
Mineral properties		19,914,182
	$	19,932,527
Liabilities assumed:		
Accounts payable	$	340,221
Shareholder advances		155,709
		495,930
Net Assets Acquired	$	19,436,597

* The closing price of the Hathor shares on July 19, 2006 (the date of regulatory approval and the transfer of the shares) was $0.77.

expressed in Canadian dollars

5. Mineral Property Costs

The Company is exploring the following mineral properties *(Schedule 1)*. Details of accumulated costs are as follows:

	2007			2006
	Acquisition and Staking costs	Deferred Exploration	**Total**	2006 Total
Athabasca Basin, Saskatchewan and Alberta	$ 20,526,564	$ 5,680,711	**$ 26,207,275**	$ -
Uranium Project, NWT	4,731,295	104,294	**4,835,589**	167,940
Eskay Creek Property, B.C.	413,327	1,088,833	**1,502,160**	593,159
Quill Property, B.C.	60,500	-	**60,500**	25,500
Poplar Property, B.C.	-	-	-	-
Globe Property, B.C.	10,000	121	**10,121**	10,000
Copperline Property, B.C.	20,000	6,290	**26,290**	26,214
	$ 25,761,686	$ 6,880,249	**$ 32,641,935**	$ 822,813

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title.

a) **Athabasca Basin, Saskatchewan and Alberta**

(i) The Company acquired an interest in various properties in Saskatchewan and Alberta. Shareholders of Roughrider are entitled to receive, pro rata according to their shareholdings in Roughrider, a royalty equal to 2% of Net Smelter Returns from each mineral property currently held by Roughrider. This royalty is based on Roughrider's interest in each such property and not on the entire property *(Note 4)*.

Russell Lake Property

The property consists of fifteen claims. The Company, through its subsidiary, Roughrider, has a 40% interest and Northern Continental Resources Inc. ("NCR") has the remaining 60% interest. Of the 15 claims, ten claims were acquired pursuant to an option with NCR, which Roughrider exercised by completing not less than $2,322,357 of assessment work and by issuance of 375,000 shares and 93,750 warrants to purchase the Company's shares at $0.55 per share by April 4, 2008. As part of the agreement, the Company received 250,000 shares of NCR, which are classified as portfolio investments on the balance sheet. A 4% net smelter royalty is payable on two of the claims.

Russell South Property

This property consists of eight claims. The Company owns 90% interest in six claims and 100% interest in two claims, one of which is subject to a 1.5% net smelter return (NSR) royalty which can be reduced to a 0.5% NSR for cash consideration of $1,000,000.

Wollaston Northeast Project

The Company has a 49% interest in a project with Triex Minerals Corporation.

Old Fort Bay Project

The Company has a 25% interest in a project with Triex Minerals Corporation, located in Athabasca Basin, Alberta.

Vedette Lake, Milliken Creek, Hatchet Lake and Midwest Northeast Projects

The Company has a 100% interest in Vedette Lake, Milliken Creek and Hatchet Lake, and a 90% interest in the Midwest Northeast Project.

Haultain River Project

Pursuant to a letter agreement, the Company acquired a 50% interest in this project, located in the Key Lake region of Northern Saskatchewan, by agreeing to contribute to the costs of the project equally with the other party.

expressed in Canadian dollars

5. Mineral Property Costs - *Continued*

(ii) Carswell Project

The Company acquired, by staking, six contiguous blocks in the northeast quadrant of the Carswell Dome, Saskatoon, referred to as the Cluff Lake Uranium property.

By letter of intent dated March 3, 2005, the Company has granted ESO Uranium Corp. the option to earn a 50% interest in the property. To earn this interest, ESO paid $25,000, issued 200,000 common shares and incurred not less than $1,100,000 of exploration expenditures. These shares are classified as portfolio investments.

During the year ended March 31, 2006, the Company has reflected on the consolidated statements of income (loss) and deficit as a recovery of mineral property costs, $52,888 representing the excess amount received over accumulated costs on the property. The excess amount received consisted of the deemed value of shares of ESO received under the option.

b) Uranium Project, NWT

By an amended agreement dated April 4, 2006 the Company acquired, from the Jaeger Joint Venture, a 100% interest in the uranium rights to the Jaeger Properties in the Northwest Territories, in consideration for 3,500,000 shares of the Company. The Jaeger Joint Venture is owned by three individuals, one of whom is a director of the Company. In addition, the properties are subject to an underlying 2% NSR royalty and a 2% gross overriding royalty.

In March 2005, the Company acquired a 100% interest in the uranium rights to sixteen prospecting permits in the Northwest Territories. The permits have been acquired under the terms of the agreement with the Jaeger Joint Venture. The joint venture had the right, which it exercised, to acquire the non-uranium rights included in the permits by reimbursing the Company for the costs of acquisition. The property is subject to a 2% NSR and a 2% gross overriding royalty.

c) Eskay Creek Properties, B.C.

(i) By agreement dated December 2, 2002, the Company acquired, from a director of the Company, a 100% interest in certain mineral claims located in the Eskay Creek area of north-western British Columbia.

Under the agreement, the Company reimbursed staking costs of $195,953 and issued 1,000,000 common shares on October 10, 2003. In addition, the Company must pay the director 10% of all cash and share consideration received by the Company from any subsequent sale or other disposition of the property. The director retains a royalty of 2% of net smelter returns.

(ii) Portable Assessment Credits ("PAC")
By agreement dated March 16, 2004 the Company purchased certain PAC for consideration of $24,940 and the issuance of 666,000 common shares. This agreement is with a director and officer of the Company. These credits are to be applied to the Eskay Creek properties in lieu of assessment work.

(iii) The Company increased the Eskay Creek land position during 2006 by acquiring additional ground from a director of the Company for the original cost of staking ($83,962) and a 2% NSR royalty.

d) Quill Property, B.C.

By agreement dated May 7, 2003 and amended August 21, 2003, the Company has exercised its option to acquire a 100% interest in certain claims known as the Quill property, located in the Skeena Mining Division, B.C., in consideration for $3,000 and issuance of 100,000 common shares from its treasury.

The property is subject to a 1% NSR royalty. The Company can purchase this royalty for consideration of $500,000.

expressed in Canadian dollars

5. **Mineral Property Costs** - *Continued*

e) **Poplar Property, B.C.**

(i) By agreement dated January 6, 2004 the Company has the option to acquire a 100% interest in certain claims known as the Poplar property, located in the Omenica Mining Division, B.C. To exercise the option, the Company must, at its option, pay $140,000 (paid $60,000), issue 200,000 common shares (issued) and incur $275,000 of exploration expenditures as follows:

		Option Payments	Share Issuances		Exploration Expenditures
Upon execution of this agreement (paid)	$	10,000	-	$	-
Within ten days from the acceptance by the regulatory authorities (issued)		-	50,000		-
On or before January 6, 2005 (paid & issued)		20,000	50,000		25,000
On or before January 6, 2006 (paid & issued)		30,000	100,000		50,000
On or before January 6, 2007 (paid)		40,000	-		100,000
On or before January 6, 2008		40,000	-		100,000
	$	140,000	200,000	$	275,000

The property is subject to a 2% NSR royalty.

Pursuant to the agreement, the Company has agreed to do sufficient work or file PAC to maintain the claims in good standing for a period of at least two years from the date at which the Company might relinquish the option.

(ii) By agreement dated April 20, 2004, as amended by agreement dated September 30, 2005, the Company granted the exclusive right and option to acquire a 100% interest in the property to Fortress Base Metals Corporation. In order to exercise the option, a summary of the remaining obligations is as follows:

- issuance of 30,000 shares of Fortress upon execution of the agreement,
- assume the last option payment of $40,000 on January 6, 2008,
- make a payment of $75,000 on December 6, 2007,
- issue 80,000 shares of Fortress on December 6, 2006 (not yet received as of March 31, 2007) and December 6, 2007, and
- incur cumulative exploration expenditures of $275,000 by December 6, 2007.

The option payment of $75,000 received on December 6, 2006 was credited to the statement of income (loss) as a recovery of mineral property costs, as the accumulated cost on the property was nil due to past recoveries in excess of accumulated costs.

f) **Globe Property, B.C.**

By agreement dated September 30, 2003 the Company purchased a 66.6% interest in certain claims known as the Globe property, located in the Skeena Mining Division, B.C., for cash consideration of $10,000 (paid).

The claims are subject to a 10% NSR proceeds royalty plus the issuance of 100,000 shares in the event that the property is placed into production.

g) **Copperline Property, B.C.**

By agreement dated May 14, 2001 and as amended, the Company acquired a 100% interest in certain claims, known as the Copperline property, located in the Omineca Mining Division, B.C. The property is subject to NSR royalties ranging from 1.25% to 2%. Certain of the royalties may be purchased for $500,000.

By letter of agreement dated May 28, 2001 and as amended, the Company optioned out 60% of its interest in the Copperline property.

expressed in Canadian dollars

6. Share Capital

Authorized: Unlimited number of common shares without par value

Issued and Outstanding:

	Number of Shares		Amount
Balance - March 31, 2005	16,473,630	$	4,156,138
Issued for mineral properties:			
Poplar property *(Note 5e)*	100,000		44,000
Quill Property *(Note 5d)*	25,000		7,500
Warrants exercised	2,812,500		1,406,250
Stock options exercised – cash component	250,000		125,000
Stock options exercised – contributed surplus	-		53,210
Balance - March 31, 2006	19,661,130		5,792,098
Roughrider Transaction *(Note 4)*	15,789,997		12,125,298
Private placements	13,502,818		7,788,747
Stock options exercised – cash component	680,000		340,000
Stock options exercised – contributed surplus	-		57,384
Warrants exercised – cash component	1,089,583		616,771
Warrants exercised – contributed surplus	-		540,165
Tax value of assets renounced to flow-through share investors	-		(1,581,000)
Issued for mineral properties			
Uranium property *(Note 5b)*	3,500,000		4,340,000
Quill Property *(Note 5d)*	25,000		35,000
Russell Lake property *(Note 5ai)*	375,000		491,250
Balance – March 31, 2007	54,623,528	$	30,578,713

a) On April 4, 2006, the Company issued 15,389,997 shares in connection with the acquisition of Roughrider *(Note 4)*. An additional 400,000 shares were issued as a finder's fee in connection with this transaction. These shares were released from escrow on July 19, 2006, the date of exchange approval, and the valuation date for this transaction.

b) **Private Placements**

During the year, the Company raised $8,584,685, net of finder's fees of $340,353, through the issuance of 13,502,818 shares and 3,513,909 share purchase warrants, in two separate closings.

i) In the first closing, 2,500,000 flow-through shares were issued at $0.45 per share and 5,000,000 non-flow-through units were issued at $0.40 per unit, with each unit comprising one common share and one-half of a share purchase warrant, with each whole warrant exercisable at $0.55 per share on or before July 20, 2008. The Company may shorten the exercise period to 30 days if the shares trade at a price of $1 or more for 10 consecutive trading days.

ii) In the second closing, (brokered and non-brokered) the Company issued 3,975,000 flow-through shares at $1 per share and 2,027,820 non-flow-through units at $0.90 per unit, with each unit comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant is exercisable to receive one common share in exchange for $1.25 on or before September 14, 2007. Finder's fees in the amount of $340,353 were paid for the above brokered and non-brokered private placements.

expressed in Canadian dollars

6. Share Capital - *Continued*

c) Share Purchase Warrants

As at March 31, 2007, the following share purchase warrants were outstanding:

	Number	Price per share	Expiry Date	Expected Dividend Yield	Expected Life in Years	Stock price at date of issue	Expected Stock Price Volatility	Risk free interest rate
*	3,087,917	$ 0.55	April 4, 2008	-	2	$0.77	113%	4.2%
**	2,288,780	0.55	July 20, 2008	-	1	$0.75	141%	4.2%
***	988,909	1.25	September 14, 2007	-	1	$0.94	135%	4.0%

* These warrants were issued pursuant to the Roughrider transaction (*Note 4*). During the year, 853,333 warrants were exercised.

** During the year, 211,250 warrants were exercised. The Company may shorten the exercise period to 30 days if the shares trade at a price of $1 or more for 10 consecutive trading days.

*** During the year, 25,000 warrants were exercised.

d) Stock Options

Pursuant to the Company's stock option Plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares reserved for any one person on a yearly basis.

A summary of the Company's stock options at March 31, 2007 and the change since March 31, 2006 is as follows:

Exercise Price	Outstanding March 31, 2006	Granted	Exercised or expired	Outstanding March 31, 2007	Expiry date
$0.50	680,000	-	* 680,000	-	
$0.50	200,000	-	** 200,000	-	
$0.50	693,500	-	50,000	643,500	December 17, 2008
$0.30	250,000	-	*** 125,000	125,000	February 14, 2010
$0.50	-	2,000,000	**** 250,000	1,750,000	March 14, 2011
$0.72	-	200,000	-	200,000	July 28, 2011
$1.05	-	350,000	-	350,000	October 27, 2011
$1.20	-	700,000	-	700,000	November 6, 2011
$1.72	-	220,000	-	220,000	December 7, 2011
$1.70	-	1,000,000	-	1,000,000	March 19, 2012
Totals:	1,823,500	4,470,000	1,305,000	4,988,500	
Weighted average exercise price:	$0.47	$0.99	$0.48	$0.93	

* 480,000 were exercised. The balance of 200,000 expired.

** 100,000 expired on May 2, 2006 pursuant to termination of consulting agreement. The balance of 100,000 expired on October 29, 2006.

*** Option to purchase 125,000 shares was forfeited to the Company on July 19, 2006.

**** Option to purchase 100,000 shares expired on August 31, 2006 as the optionee ceased to be a director of the Company on May 31, 2006.

expressed in Canadian dollars

6. Share Capital - *Continued*

Stock-Based Compensation:

The Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method at the date of grant, which the Company records as an expense. The current period stock-based compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

	Granted on March 15, 2006	Granted on July 28, 2006	Granted on Oct 27, 2006	Granted on Nov 6, 2006	Granted on Dec 7, 2006	Granted on March 19, 2007
Expected dividend yield	-	-	-	-	-	-
Risk-free interest rate	3.75%	3.75%	4.04%	4.06%	3.85%	3.96%
Expected stock price volatility	85.38%	109.84%	98.35%	98.18%	97.75%	106.71%
Expected option life in years	5	5	5	5	5	5

The stock-based compensation expense for the year amounted to $1,663,499 (2006 - $84,231).

e) Escrow Shares

Included in issued share capital are 450,000 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with, without the consent of the regulatory authorities. The balance of escrow shares will be released in accordance with the time-release provisions set out in the policies of the TSX Venture Exchange.

f) Contributed Surplus

	2007	2006
Balance – beginning of year	$ 211,649	$ 180,628
Stock options exercised	(57,384)	(53,210)
Warrants issued	2,838,996	-
Warrants exercised	(540,165)	-
Fair value of stock-based compensation *(Note 6d)*	3,295,131	84,231
Balance – end of year	$ 5,748,227	$ 211,649

7. Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a) The amount due to related parties of $23,820 (2006 - $18,140) is for administrative costs incurred for the three months ended March 31, 2007. Amounts due to or from related parties are to or from a director or companies with a director in common. These amounts are unsecured, non-interest bearing and have no specific repayment terms. However, they are expected to be paid within one year and accordingly are classified as current.

b) During the year ended March 31, 2007, the Company paid or accrued the following amounts to a company controlled by a director of the Company:

   i) management fees of $157,500 (2006 - $65,000);
   ii) administration fees of $17,004 (2006 - $15,272);
   iii) $22,500 (2006 - $30,000) for services rendered by an officer of the Company, who resigned during the year.

c) The loans from a former shareholder of Roughrider of $153,041 are interest-free and repayable on demand.

d) A legal firm whose partner was appointed as an officer of the Company received $22,919 in legal fees since his appointment on November 16, 2006.

The above transactions, occurring in the normal course of operations, were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

expressed in Canadian dollars

8. Income Taxes

The recovery of income taxes shown in the Consolidated Statements of Income (Loss) and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss for the year due to the following:

	Years ended March 31, 2007	2006
Statutory tax rate	34.12%	34.50%
(Loss) Earnings for the year before tax	$ (2,365,485)	$ 163,028
Expected tax expense (recovery)	(807,103)	56,245
(Non-taxable) and non-deductible amounts	523,691	75,844
Benefits from current year losses not (previously) recognized	283,412	(132,089)
	$ --	$ --

The Company's future tax liabilities of $6,899,842 are due to the accounting value of Roughrider's mineral properties exceeding the tax value of Roughrider's mineral properties:

	March 31, 2007	March 31, 2006
Future income tax liabilities:		
Temporary difference, mineral properties:		
Roughrider acquisition *(Note 4)*	$ 5,318,842	$ --
Renunciation of Roughrider mineral property expenditures	1,581,000	--
Total future income tax liability	$ 6,899,842	$ --

The significant components of the Company's future tax assets are as follows:

	March 31, 2007	March 31, 2006
Future income tax assets		
Operating losses carried forward	$ 680,635	$ 323,872
Share issue costs	84,643	
Mineral property costs, excess of tax value over carrying value	376,053	593,537
	1,141,331	917,409
Valuation allowance for future tax assets	(1,141,331)	(917,409)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

expressed in Canadian dollars

8. Income Taxes - *Continued*

The Company has non-capital losses carried forward of $2,195,596 that may be available for Canadian tax purposes. The losses expire as follows:

Expiry date	Loss carry-forwards
2008	$ 128,493
2009	217,744
2010	288,138
2014	286,588
2015	203,027
2026	240,971
2027	830,635
	$ 2,195,596

9. Subsequent Events

Subsequent to March 31, 2007:

a) Warrants were exercised to purchase 287,500 shares of the Company at $0.55 per share.

b) The Company completed a brokered private placement pursuant to which 4,011,000 flow-through shares were issued at $1.90 per share and 9,036,750 units were issued at $1.60 per unit, with each unit consisting of one share and one half of one share purchase warrant. Each warrant can be exercised to purchase one share at $2.00 for a two-year period. Agents' fees of $1,435,180 were payable in connection with the financing. The Company received net proceeds of $20,590,940 from this private placement. In addition, 848,103 share purchase warrants were issued to agents. Each warrant is exercisable at $2.00 per share until April 20, 2009.

c) Incentive stock options were granted to an officer and a consultant for the Company, to purchase a total of 400,000 shares at a price of $1.33 per share for a period of five years.

HATHOR

EXPLORATION LIMITED

(A Development Stage Company)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(UNAUDITED)

Canadian Funds

(The accompanying financial statements have been prepared by management and have not been reviewed by the Company's auditors)

Hathor Exploration Limited
(a development stage company)

Consolidated Balance Sheets

As at September 30, 2007*(unaudited)* and March 31, 2007
Canadian Funds

ASSETS		September 30, 2007		March 31, 2007
Current				
Cash and short-term investments	$	**21,178,088**	$	5,350,719
Portfolio investments		**295,750**		325,567
Accounts receivable		**720,401**		222,356
Prepaid expenses and deposits (*Note 4*)		**756,300**		12,335
		22,950,539		5,910,977
Mineral Property Costs *(Note 5, Schedule 1)*		**35,641,940**		32,641,935
Property and Equipment, net of accumulated depreciation of $4,854		**31,956**		8,783
	$	**58,624,435**	$	38,561,695

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**132,097**	$	741,332
Shareholder's loan (*Note 7c*)		**153,041**		153,041
Due to related parties *(Note 7a)*		**33,093**		23,820
		318,231		918,193
Future Income Tax Liability		**6,899,842**		6,899,842
		7,218,073		7,818,035

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**47,642,068**		30,578,713
Contributed Surplus *(Note 6f)*		**10,060,599**		5,748,227
Deficit		**(6,266,488)**		(5,583,280)
Accumulated Other Comprehensive Loss *(Note 2)*		**(29,817)**		-
		51,406,362		30,743,660
	$	**58,624,435**	$	38,561,695

Nature of Operations *(Note 1)*

Approved by the Directors:

"Stephen Stanley"________________, Director

"Matt Mason"________________, Director

-See Accompanying Notes to the Financial Statements-

– The Financial Statements have not been reviewed by the Company's auditors –

Hathor Exploration Limited
(a development stage company)
Consolidated Statements of Loss and Deficit
For the periods ended
(Unaudited)
Canadian Funds

	Three months ended September 30, 2007	2006	Six months ended September 30, 2007	2006
Administrative Expenses				
Administrative fees *(Note 7bii)*	$ **6,618**	$ 3,804	$ **13,237**	$ 7,635
Audit, accounting and legal	**60,194**	137,927	**206,101**	171,098
Salaries, consulting and management fees *(Note 7bi)*	**95,714**	54,200	**151,589**	94,200
Office and miscellaneous	**27,103**	9,271	**52,092**	13,651
Rent	**9,696**	4,511	**18,678**	9,029
Shareholder communications	**51,513**	27,029	**107,008**	48,665
Stock-based compensation *(Note 6d)*	**474,078**	88,415	**521,272**	99,090
Transfer agent and regulatory filing fees	**9,636**	17,743	**55,926**	68,175
Travel and accommodation	**19,970**	-	**23,324**	2,909
Loss before the following	754,522	342,900	1,149,229	514,452
Other (Income) Expenses				
Gain on sale of investments	-	-	-	(99,574)
Write down of investments	-	52,363	-	37,918
Interest and investment income, *net*	(202,144)	(14,007)	(404,467)	(25,765)
Administration income	(61,552)	-	(61,552)	-
Loss for the Period	490,826	381,256	683,208	427,031
Deficit - Beginning of Period	5,775,662	3,263,570	5,583,280	3,217,795
Deficit - End of Period	$ 6,266,488	$ 3,644,826	$ 6,266,488	$ 3,644,826
Earnings (Loss) Per Share - basic and diluted	$ **0.01**	$ 0.01	$ **0.01**	$ 0.01

Interim Consolidated Statements of Other Comprehensive Loss
For the Periods Ended
(Unaudited)
expressed in Canadian dollars

Comprehensive loss	**Three Months Ended September 30, 2007**	**Six Months Ended September 30, 2007**
Loss for the period before comprehensive loss	$ 490,826	$ 683,208
Decrease in value of securities during the period *(Note 2)*	68,443	78,179
Comprehensive loss for the period	559,269	761,387

-See Accompanying Notes to Financial Statements-

– The Financial Statements have not been reviewed by the Company's auditors –

Hathor Exploration Limited
(a development stage company)

Consolidated Statements of Loss and Deficit

For the periods ended
(Unaudited)
Canadian Funds

Cash Resources Provided By (Used In):	Three months ended September 30, 2007	Three months ended September 30, 2006	Six months ended September 30, 2007	Six months ended September 30, 2006
Operating Activities				
Loss for the period	$ (490,826)	$ (381,256)	$ (683,208)	$ (427,031)
Items not affecting cash:				
Stock based compensation	474,078	88,415	521,272	99,090
(Gain) loss on sale of investments	-	-	-	(99,574)
Write-down of investments	-	52,363	-	37,918
Depreciation on property and equipment	2,216	475	3,304	475
Changes in non-cash working capital	(571,676)	18,883	(665,953)	(45,068)
	(586,208)	(221,120)	(824,585)	(434,190)
Investing Activities				
Mineral property costs	(1,794,370)	(2,100,671)	(3,495,596)	(2,580,673)
Deposits *(Note 4)*	(680,429)	-	(680,429)	-
Property and Equipment	(15,067)	(7,475)	(26,477)	(7,475)
Sale of investments	-	-	-	117,074
	(2,489,866)	(2,108,146)	(4,202,502)	(2,471,074)
Financing Activities				
Issuance of share capital	178,954	6,593,310	20,854,456	8,761,560
Shareholders' loans	-	161,734	-	161,734
	178,954	6,755,044	20,854,456	8,923,294
Net Increase (Decrease) in Cash	(2,897,120)	4,425,778	15,827,369	6,018,030
Cash Position - Beginning of Period	24,075,208	3,373,497	5,350,719	1,781,245
Cash Position - End of Period	$ 21,178,088	$ 7,799,275	$ 21,178,088	$ 7,799,275

Supplemental Schedule of Non-Cash Investing and Financing Transactions

	Three months 2007	Three months 2006	Six months 2007	Six months 2006
Value of shares issued for Roughrider transaction	$ -	$ 12,158,298	$ -	$ 12,158,298
Value of warrants issued for Roughrider transaction	-	1,959,457	-	1,959,457
Value of warrants issued for private placement *(Note 5a)*	-	-	3,911,635	-
Amount transferred from contributed surplus to share capital on exercise of warrants	70,921	6,366	120,535	6,366
Amount transferred from contributed surplus to share capital on exercise of stock options	$ -	$ 10,642	$ -	$ 10,642

-See Accompanying Notes to Financial Statements-

– The Financial Statements have not been reviewed by the Company's auditors –

Hathor Exploration Limited

(A development stage company)

Consolidated Schedule of Mineral Property Costs

For the Periods ended

(Unaudited)

Canadian Funds

	Six months ended September 30, 2007			
	Acquisition	Deferred Exploration	Total	Year ended March 31, 2007 Total
Athabasca Basin, Saskatchewan & Alberta				
Roughrider acquisition				
Mineral properties acquired	$ -	-	-	$ 19,914,182
Assessment costs and staking	-	-	-	177,031
Shares or warrants issued for property	-	-	-	574,851
Airborne geophysical & gravity surveys	-	1,496,460	1,496,460	1,336,806
Data processing & mapping	-	344,807	344,807	196,432
Drilling	-	411,464	411,464	433,009
Legal, consulting and other	-	50,504	50,504	64,628
Geological & geophysical	-	860,975	860,975	1,393,913
Stock-based compensation deferral	- -	-	-	1,631,632
Technical reports	- -	-	-	251,339
Wollaston costs	- -	-	-	479,384
Haultain costs	- -	-	-	87,073
		3,105,591	3,105,591	26,540,280
Recovery of mineral property costs	-	(421,069)	(421,069)	(333,005)
	-	2,684,522	2,684,522	26,207,275
Uranium Project, NWT				
Staking costs	-			147,508
Shares issued for property	-	-	-	4,340,000
Permit applications	-	-	-	180,139
Mapping	-	1,087	1,087	-
		1,087	1,087	4,667,647
Eskay Creek Property, B.C.				
Mapping	-	440	440	-
Assessment costs	-	-	-	62,114
Accommodation & field costs	-	-	-	55,616
Airborne and geophysical survey	-	313,956	313,956	712,965
Fuel	-	-	-	38,850
Geophysical	-	-	-	20,551
Technical reports	-	-	-	18,907
	-	314,396	314,396	909,003
Quill Property, B.C.				
Option payment	-	-	-	35,000
	-	-	-	35,500
Poplar Property, B.C.				
Option payment	-	-	-	40,000
Option proceeds	-	-	-	(115,000)
	-			(75,00)
Credited to statement of income (loss)	-	-	-	75,000
	-			-
Globe Property, B.C.				
Land tax	-	-	-	121
Copperline Property, B.C.				
Land tax	-	-	-	76
Net Costs for the Period	-	3,000,005	3,000,005	31,819,122
Balance - Beginning of period	-	32,641,935	32,641,935	822,813
Balance - End of Period	$ -	35,641,940	35,641,940	$ 32,641,935

-See Accompanying Notes to Financial Statements-

1. Nature of Operations

Hathor Exploration Limited ("Hathor" or "the Company") is in the process of exploring its mineral property interests in Western Canada and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of the Company and the accounts of its wholly owned subsidiary, Roughrider Uranium Corp. The financial statements are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian generally accepted accounting principles applicable to a going concern. All inter-company transactions are eliminated on consolidation.

These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2007.

Certain of the prior period's figures have been reclassified to conform to the current period's presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

2. Significant Accounting Policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended March 31, 2007, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing April 1, 2007:

(a) *Section 3855 – Financial Instruments – Recognition and Measurement.* Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value. Financial liabilities that are classified as held for trading must be measured at fair value; other classifications of liabilities are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value based on quoted market prices at the end of the period. Unrealized gains or losses are excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. Under this new standard, the carrying value of the portfolio investments has been adjusted to the market value.

(b) *Section 1530 – Comprehensive Income.* Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in earnings or loss. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized. A decrease in value of the portfolio investments for the six months ended September 30, 2007 of $78,179 was recognized as an element of other comprehensive loss.

(c) *Transition adjustment to opening balance.* The adoption of Sections 1530 and 3855 impacts the opening assets and losses of the Company. The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $48,362, which is reported as an adjustment to the opening balance of accumulated other comprehensive loss.

2. Significant Accounting Policies - *Continued*

Other comprehensive (loss) income	2007
Transition adjustment to opening balance	48,362
Decrease in value of securities during period	(78,179)
Other comprehensive (loss) at September 30, 2007	$ (29,817)

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and short-term investments, accounts receivable, amounts due to related parties, shareholder's loans, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term maturity or repayment or capacity for prompt liquidation.

The Company holds portfolio investments with a book value equal to the market value of $295,750.

4. Prepaid Expenses and Deposits

The end of the current period balance consists of $622,144 (March 31, 2007 – nil) of deficiency cash deposits, $58,265 (March 31, 2007 – nil) of deposits for property and equipment, and the balance relating to operating activities. The deficiency cash deposits represent the shortfall in minimum expenditures as required by the Crown Minerals Act over a 12-month period for certain of the Company's property claims. The company is entitled to a refund of these cash deposits to the extent that expenditures in the following 12-month period exceed the minimum amount for that period with any balance forfeited to the Crown.

5. Mineral Property Costs

The Company has the following mineral properties that it is exploring. Details of accumulated costs are as follows:

	September 30, 2007			March 31
	Acquisition and Staking costs	Deferred Exploration	**Total**	2007 Total
Athabasca Basin				
Saskatchewan and Alberta	$ 20,526,564	$ 8,365,233	$ **28,891,797**	$ 26,207,275
Uranium Project, NWT	4,731,295	105,381	**4,836,676**	4,835,589
Eskay Creek Property, B.C.	413,327	1,403,229	**1,816,556**	1,502,160
Quill Property, B.C.	60,500	-	**60,500**	60,500
Poplar Property, B.C.	-	-	-	-
Globe Property, B.C.	10,000	121	**10,121**	10,121
Copperline Property, B.C.	20,000	6,290	**26,290**	26,290
	$ 25,761,686	$ 9,880,254	$ **35,641,940**	$ 32,641,935

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title.

5. Mineral Property Costs - *Continued*

a) Athabasca Basin, Saskatchewan and Alberta

(i) The Company acquired an interest in various properties in Saskatchewan and Alberta. Former shareholders of Roughrider *(Note 1)* are entitled to receive, pro rata according to their former shareholdings in Roughrider, a royalty equal to 2% of Net Smelter Returns from each mineral property currently held by Roughrider. This royalty is based on Roughrider's interest in each such property and not on the entire property.

Russell Lake Property

The property consists of fifteen claims. The Company, through its subsidiary, Roughrider, has a 40% interest and Northern Continental Resources Inc. ("NCR") has the remaining 60% interest. Of the 15 claims, ten claims were acquired pursuant to an option with NCR, which Roughrider exercised by completing not less than $2,322,357 of assessment work and by Hathor's issuance of 375,000 shares of the Company and 93,750 warrants to purchase the Company's shares at $0.55 per share by April 4, 2008. As part of the agreement, the Company received 250,000 shares of NCR, which are classified as portfolio investments on the balance sheet. A 4% net smelter royalty is payable on two of the claims.

Russell South Property

This property consists of eight claims. The Company owns 90% interest in six claims and 100% interest in two claims, one of which is subject to a 1.5% net smelter return (NSR) royalty which can be reduced to a 0.5% NSR for cash consideration of $1,000,000.

Wollaston Northeast Project

The Company has a 49% interest in a project with Triex Minerals Corporation.

Old Fort Bay Project

The Company has a 25% interest in a project with Triex Minerals Corporation, located in Athabasca Basin, Alberta.

Vedette Lake, Milliken Creek, Hatchet Lake and Midwest Northeast Projects

The Company has a 100% interest in Vedette Lake, Milliken Creek and Hatchet Lake, and a 90% interest in the Midwest Northeast Project.

Haultain River Project

Pursuant to a letter agreement, the Company acquired a 50% interest in this project, located in the Key Lake region of Northern Saskatchewan, by agreeing to contribute to the costs of the project equally with the other party.

(ii) **Carswell Project**

The Company acquired, by staking, six contiguous blocks in the northeast quadrant of the Carswell Dome, Saskatoon, referred to as the Cluff Lake Uranium property.

By letter of intent dated March 3, 2005, the Company has granted ESO Uranium Corp. the option to earn a 50% interest in the property. To earn this interest, ESO paid $25,000, issued 200,000 common shares and incurred not less than $1,100,000 of exploration expenditures. These shares are classified as portfolio investments.

b) Uranium Project, NWT

By an amended agreement dated April 4, 2006 the Company acquired, from the Jaeger Joint Venture, a 100% interest in the uranium rights to the Jaeger Properties in the Northwest Territories, in consideration for 3,500,000 shares of the Company. The Jaeger Joint Venture is owned by three individuals, one of whom is a director of the Company. In addition, the properties are subject to an underlying 2% NSR royalty and a 2% gross overriding royalty.

5. Mineral Property Costs - ***Continued***

In March 2005, the Company acquired a 100% interest in the uranium rights to sixteen prospecting permits in the Northwest Territories. The permits have been acquired under the terms of the agreement with the Jaeger Joint Venture. The joint venture had the right, which it exercised, to acquire the non-uranium rights included in the permits by reimbursing the Company for the costs of acquisition. The property is subject to a 2% NSR and a 2% gross overriding royalty.

c) **Eskay Creek Properties, B.C.**

(i) By agreement dated December 2, 2002, the Company acquired, from a director of the Company, a 100% interest in certain mineral claims located in the Eskay Creek area of north-western British Columbia. Under the agreement, the Company reimbursed staking costs of $195,953 and issued 1,000,000 common shares on October 10, 2003. In addition, the Company must pay the director 10% of all cash and share consideration received by the Company from any subsequent sale or other disposition of the property. The director retains a royalty of 2% of net smelter returns.

(ii) Portable Assessment Credits ("PAC"). By agreement dated March 16, 2004 the Company purchased certain PAC for consideration of $24,940 and the issuance of 666,000 common shares. This agreement is with a director and officer of the Company. These credits are to be applied to the Eskay Creek properties in lieu of assessment work.

(iii) The Company increased the Eskay Creek land position during 2006 by acquiring additional ground from a director of the Company for the original cost of staking ($83,962) and a 2% NSR royalty.

d) **Quill Property, B.C.**

By agreement dated May 7, 2003 and amended August 21, 2003, the Company has exercised its option to acquire a 100% interest in certain claims known as the Quill property, located in the Skeena Mining Division, B.C., in consideration for $3,000 and issuance of 100,000 common shares from its treasury. The property is subject to a 1% NSR royalty. The Company can purchase this royalty for consideration of $500,000.

e) **Poplar Property, B.C.**

(i) By agreement dated January 6, 2004 the Company has the option to acquire a 100% interest in certain claims known as the Poplar property, located in the Omenica Mining Division, B.C. To exercise the option, the Company must, at its option, pay $140,000 (paid $60,000), issue 200,000 common shares (issued) and incur $275,000 of exploration expenditures as follows:

	Option Payments	Share Issuances	Exploration Expenditures
Upon execution of this agreement (paid)	$ 10,000	-	$ -
Within ten days from the acceptance by the regulatory authorities (issued)	-	50,000	-
On or before January 6, 2005 (paid & issued)	20,000	50,000	25,000
On or before January 6, 2006 (paid & issued)	30,000	100,000	50,000
On or before January 6, 2007 (paid)	40,000	-	100,000
On or before January 6, 2008	40,000	-	100,000
	$ 140,000	200,000	$ 275,000

The property is subject to a 2% NSR royalty.

Pursuant to the agreement, the Company has agreed to do sufficient work or file PAC to maintain the claims in good standing for a period of at least two years from the date at which the Company might relinquish the option.

(ii) By agreement dated April 20, 2004, as amended by agreement dated September 30, 2005, the Company granted the exclusive right and option to acquire a 100% interest in the property to Fortress Base Metals Corporation. In order to exercise the option, a summary of the remaining obligations is as follows:

5. Mineral Property Costs - *Continued*

- issuance of 30,000 shares of Fortress upon execution of the agreement,
- assume the last option payment of $40,000 on January 6, 2008,
- make a payment of $75,000 on December 6, 2007,
- issue 80,000 shares of Fortress on December 6, 2006 (not yet received as of June 30, 2007) and December 6, 2007,
- incur cumulative exploration expenditures of $275,000 by December 6, 2007.

f) Globe Property, B.C.

By agreement dated September 30, 2003 the Company purchased a 66.6% interest in certain claims known as the Globe property, located in the Skeena Mining Division, B.C., for cash consideration of $10,000 (paid). The claims are subject to a 10% NSR proceeds royalty plus the issuance of 100,000 shares in the event that the property is placed into production.

g) Copperline Property, B.C.

By agreement dated May 14, 2001 and as amended, the Company acquired a 100% interest in certain claims, known as the Copperline property, located in the Omineca Mining Division, B.C. The property is subject to NSR royalties ranging from 1.25% to 2%. Certain of the royalties may be purchased for $500,000.

By letter of agreement dated May 28, 2001 and as amended, the Company optioned out 60% of its interest in the Copperline property.

6. Share Capital

Authorized: Unlimited number of common shares without par value

Issued and Outstanding:

	Number of Shares		Amount
Balance - March 31, 2006	19,661,130	$	5,792,098
Roughrider Transaction	15,789,997		12,158,298
Private placements	13,502,818		7,788,747
Stock options exercised – cash component	680,000		340,000
Stock options exercised – contributed surplus	-		57,384
Warrants exercised – cash component	1,089,583		616,771
Warrants exercised – contributed surplus	-		540,165
Tax value of assets renounced to flow-through share investors	-		(1,581,000)
Issued for mineral properties			
Uranium property *(Note 4b)*	3,500,000		4,340,000
Quill Property *(Note 4d)*	25,000		35,000
Russell Lake property *(Note 4ai)*	375,000		491,250
Balance – March 31, 2007	54,623,528		30,578,713
Private placements	13,047,750		16,679,695
Warrants exercised – cash component	455,500		263,125
Warrants exercised – contributed surplus	-		120,535
Balance – September 30, 2007	68,126,778	$	47,642,068

6. Share Capital - *Continued*

a) On April 20, 2007 the Company completed a brokered private placement pursuant to which 4,011,000 flow-through shares were issued at $1.90 per share and 9,036,750 units were issued at $1.60 per unit, with each unit consisting of one share and one half of one share purchase warrant. Each warrant can be exercised to purchase one share at $2.00 for a two-year period. Agents' fees of $1,435,180 were payable in connection with the financing. The Company received net proceeds of $20,591,330 from this private placement. In addition, 848,103 share purchase warrants were issued to agents. Each warrant is exercisable at $2.00 per share until April 20, 2009.

b) Share Purchase Warrants

As at September 30, 2007, the following share purchase warrants were outstanding:

	Number	Price per share	Expiry Date	Expected Dividend Yield	Expected Life in Years	Stock price at date of issue	Expected Stock Price Volatility	Risk free interest rate
*	3,019,167	$ 0.55	April 4, 2008	-	2	$0.77	113%	4.2%
**	1,920,000	0.55	July 20, 2008	-	1	$0.75	141%	4.2%
***	-	1.25	September 14, 2007	-	1	$0.94	135%	4.0%
	4,518,375	2.00	April 20, 2009	-	2	$1.75	116%	4.2%
	848,103	2.00	April 20, 2009	-	2	$1.75	116%	4.2%

* During the period, 68,750 warrants were exercised.

** During the period, 368,750 warrants were exercised. The Company may shorten the exercise period to 30 days if the shares trade at a price of $1 or more for 10 consecutive trading days.

*** During the period, 18,000 warrants were exercised and 970,909 expired.

c) Stock Options

Pursuant to the Company's stock option Plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares reserved for any one person on a yearly basis.

A summary of the Company's stock options at June 30, 2007 and the change since March 31, 2007 is as follows:

Exercise Price	Outstanding March 31, 2007	Granted	Exercised or expired	Outstanding June 30, 2007	Expiry date
$0.50	643,500	-	-	643,500	December 17, 2008
$0.30	125,000	-	-	125,000	February 14, 2010
$0.50	1,750,000	-	-	1,750,000	March 14, 2011
$0.72	200,000	-	-	200,000	July 28, 2011
$1.05	350,000	-	-	350,000	October 27, 2011
$1.20	700,000	-	-	700,000	November 6, 2011
$1.72	220,000	-	-	220,000	December 7, 2011
$1.70	1,000,000	-	-	1,000,000	March 19, 2012
$1.33	-	400,000	-	400,000	July 3, 2012
Totals:	4,988,500	400,000	-	5,388,500	
Weighted average exercise price:	$0.93	-	-	$0.96	

6. Share Capital - *Continued*

d) **Stock-Based Compensation**

The Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method at the date of grant, which the Company records as an expense. The current period stock-based compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

	Granted on July 3, 2007
Expected dividend yield	-
Risk-free interest rate	4.31%
Expected stock price volatility	109.63%
Expected option life in years	5

The stock-based compensation expense for the six-month period ended September 30 amounted to $521,272 (2006 - $99,090).

e) **Escrow Shares**

Included in issued share capital are 337,500 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with, without the consent of the regulatory authorities. The balance of escrow shares will be released in accordance with the time-release provisions set out in the policies of the TSX Venture Exchange.

f) **Contributed Surplus**

		2007
Balance – March 31, 2007	$	5,748,227
Stock options exercised		–
Warrants issued		3,911,635
Warrants exercised		(120,535)
Fair value of stock-based compensation *(Note 6d)*		521,272
Balance – September 30, 2007	$	10,060,599

7. Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a) The amount due to related parties of $33,093 (March 31, 2007 - $23,820) is for administrative costs incurred during the period. Amounts due to or from related parties are to or from a director or companies with a director in common. These amounts are unsecured, non-interest bearing and have no specific repayment terms. However, they are expected to be paid within one year and accordingly are classified as current.

b) During the period ended September 30, 2007, the Company paid or accrued the following amounts to a company controlled by a director of the Company:

i) management fees of $67,500 (2006 - $85,000);
ii) administrative fees of $13,237 (2006 - $7,635);

c) The loans from a former shareholder of Roughrider of $153,041 are interest-free and repayable on demand.

d) A legal firm whose partner is an officer of the Company received $115,159 in legal fees.

The above transactions, occurring in the normal course of operations, were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Notes to Consolidated Financial Statements

8. Commitments

During the current period, the Company entered into an office premises lease in Vancouver for a period of four years and seven months commencing September 1, 2007. The premises lease commits the Company to a net annual rental expense in the year ended March 31, 2008 of $37,646, and in each of the years ended March 31, 2009 through 2012 of $64,536. The Company provided a deposit equivalent to one month of rent of $5,378.

9. Subsequent Event

In October, 2007, the Company entered into an office premises lease in Saskatoon for a period of five years commencing November 1, 2007. The premises lease commits the Company to a net annual rental expense in the year ended March 31, 2008 of $21,196 and in each of the years ended March 31, 2009 through 2012 of $36,336, and $15,140 thereafter. The Company may terminate the lease with no penalty at any time following the third year of the lease term.

SCHEDULE C - FURTHER INFORMATION ABOUT NORTHERN CONTINENTAL

Private Placement Transactions

On December 11, 2007, Northern Continental announced the closing of a non-brokered private placement of $1,500,000 through the sale of 3,750,000 flow-through units ("FT Units") at $0.40 each to the MineralFields Group, as originally announced on November 26, 2007. Each FT Unit consisted of one flow-through common share and one-half (1/2) of a non-transferable share purchase warrant, with each whole warrant to entitle the holder to purchase one additional ordinary common share at a price of $0.60 until December 7, 2008.

On December 17, 2007, Northern Continental announced the closing of the second (final) tranche of the non-brokered flow-through private placement announced on November 26, 2007. This closing consisted of the sale of 2,500,000 flow-through units ("FT Units") at $0.40 each. Placees included the 49 North 2007 Resource Flow-Through LP and the Canadian Small Cap Resources Fund.

On January 2, 2008, Northern Continental announced the closing of another tranche of a non-brokered private placement. The closing consisted of the sale of 3,850,000 units at a price of $0.40 per unit, each unit consisting of one flow-through common share and one-half (1/2) of a share purchase warrant, with each whole warrant to entitle the holder to purchase one ordinary common share at a price of $0.60 for a period of one year following closing. Of the funds being raised, $1,500,000 was be advanced by MineralFields Group Flow-Through Limited Partnerships, of Toronto, Ontario, with $40,000 was advanced by the 49 North Flow-Through Limited Partnership, of Saskatoon.

Appointment

On December 19, 2007, Northern Continental announced the appointment of Warren Stanyer as Vice President, Corporate Development. Until June 2007, Mr. Stanyer served as Corporate Secretary and Vice President, Corporate Development of UEX Corporation (TSX: UEX). Northern Continental also announced the issuance of options to purchase 200,000 shares of its common stock at a price of $0.35 per share to Mr. Stanyer, and a further 200,000 option shares to Don Simmons, Vice President of Exploration..

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY HATHOR EXPLORATION LIMITED TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF NORTHERN CONTINENTAL RESOURCES INC.

LETTER OF TRANSMITTAL

For Deposit of Shares of

NORTHERN CONTINENTAL RESOURCES INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 PM (TORONTO TIME) ON **FEBRUARY 19, 2008** UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

USE THIS LETTER OF TRANSMITTAL IF:

1. YOU ARE DEPOSITING A SHARE CERTIFICATE; OR

2. YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY

This Letter of Transmittal (the "Letter of Transmittal") or a manually executed facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany share certificates representing common shares (the "Northern Continental Common Shares or Shares") of Northern Continental Resources Inc. ("Northern Continental"), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon exercise of stock options, share purchase or other securities of Northern Continental that are convertible into or exchangeable or exercisable for common shares of Northern Continental deposited pursuant to the Offer dated November 16, 2007 (the "Offer") made by Hathor Exploration Limited (the "Offeror") to holders of Shares ("Shareholders").

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated November 16, 2007 relating to the Offer have the meanings given to them in the Offer and Circular. Unless otherwise indicated, all references to "$" or "dollars" in this Letter of Transmittal refer to Canadian dollars.

Shareholders will receive 0.40 common shares of the Offeror (a "Hathor Common Share") for each Share deposited.

No fractional Hathor Common Shares will be issued pursuant to the Offer. Where the aggregate number of Hathor Common Shares to be issued to a Shareholder would result in a fraction of a Hathor Common Share being issuable, the number of Hathor Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

The Depositary (the addresses and telephone number of which are on the back page of this Letter of Transmittal) or your broker or other financial advisor can assist you in completing this Letter of Transmittal. A Shareholder who wishes to deposit Shares pursuant to the Offer and whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares pursuant to the Offer.

Shareholders who wish to deposit Shares, but whose certificates representing such Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". See Instruction 2, "Procedure for Guaranteed Delivery".

Delivery of this Letter of Transmittal to an address other than as set forth on the back page of this Letter of Transmittal will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and, if you are a U.S. Shareholder, you must complete the Substitute Form W-9 set forth below. (See Instruction 8, "U.S. Shareholders and Substitute Form W-9").

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Hathor Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), provided by Rule 802 thereunder. No Hathor Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Hathor is satisfied that such Hathor Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Hathor in its sole discretion. Ineligible U.S. Shareholders who would otherwise receive Hathor Common Shares in exchange for their Northern Continental Shares may, at the sole discretion of Hathor, have such Northern Continental Shares issued on their behalf to a selling agent, which shall, as agent for such U.S. Shareholders (and without liability except for gross negligence or willful negligence), sell such Hathor Common Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such U.S. Shareholders. Hathor will have no liability for any such proceeds received or the remittance thereof to such U.S. Shareholders.

Hathor Common Shares issued to U.S. Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Northern Continental Shares tendered by such Shareholders in the Offer are "restricted securities." Accordingly, if you tender Northern Continental Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Hathor Common Shares issued to you in exchange for such shares shall also bear a U.S. Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Northern Continental Shares and the acquisition of Hathor Common Shares by them as described herein may have tax consequences both in the United States and in Canada. The tax consequences for Shareholders in the United States are not described in the Offer and Circular. Such Shareholders are urged to consult their tax advisors regarding the consequences to them related to the Offer.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under U.S. federal securities laws, as Hathor is located in Canada, some or all of its officers and directors are residents of jurisdictions outside the United States, some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Hathor and said persons may be located outside the United States. You may not be able to sue Hathor or its respective officers or directors in a non-U.S. court for violations of United States federal securities laws. It may be difficult to compel Hathor and its affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court in the United States.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: HATHOR EXPLORATION LIMITED

AND TO: COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary"), at its offices set out on the back page of this Letter of Transmittal

The undersigned delivers to you the enclosed certificate(s) representing Northern Continental Common Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1		
NORTHERN CONTINENTAL COMMON SHARES		
Certificate Number(s)	**Name(s) in which Registered (please print)**	**Number of Northern Continental Common Shares Deposited***
Total:		
*Unless otherwise indicated, the total number of Northern Continental Common Shares evidenced by all certificates delivered will be deemed to have been deposited.		

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The person signing this Letter of Transmittal (the "signatory") hereby acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the time at which the Offeror takes up the Shares covered by this Letter of Transmittal and delivers them to the Depositary (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Distributions") being deposited to the Offer; (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

By virtue of the execution of this Letter of Transmittal, the signatory shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer (including, without limitation, the status of the signatory as set out under (iii) above and in Box A) will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Dealer Managers, or any of them, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares.

If, on or after the date of the Offer, Northern Continental should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change.

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Northern Continental should declare, set aside, or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Northern Continental or its transfer agent of such Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer") the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire amount of consideration payable by the Offeror pursuant to the Offer or deduct from consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

By execution of this Letter of Transmittal, the Shareholder, irrevocably constitutes and appoints, effective on and after the date (the "Effective Date") that the Offeror takes up for the Deposited Shares covered by this Letter of Transmittal (which Shares upon being taken up are, together with any Distributions thereon, referred to as the "Purchased Securities"), any one of the President and Chief Executive Officer or the Chief Financial Officer of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

1. to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Northern Continental or its transfer agent;

2. for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent given prior to or after the Effective Date, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Northern Continental;

3. to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

4. to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Northern Continental and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority herein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Settlement with each Shareholder who has deposited Shares pursuant to the Offer will be made by the Depositary forwarding to the depositing Shareholder a share certificate representing the Hathor Common Shares (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) to which the depositing Shareholder is entitled.

Unless otherwise directed in this Letter of Transmittal, share certificates (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be issued in the name of the registered holder of the Deposited Shares covered by this Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the share certificates (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificate (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the share certificate (or a cheque for the net proceeds of any sale of such Hathor

Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be sent to the address of the depositing Shareholder as shown on the register of Shareholders maintained by Northern Continental or its transfer agent. Share certificates (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Northern Continental or its transfer agent, as soon as practicable after the termination of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette letter d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

Box A	Box B
REGISTRATION INSTRUCTIONS ISSUE HATHOR COMMON SHARES (OR CHEQUE, IF APPLICABLE) IN THE NAME OF: (please print or type)	**DELIVERY INSTRUCTIONS** SEND HATHOR COMMON SHARES (OR CHEQUE, IF APPLICABLE) (Unless Box "C" is checked) TO: (please print or type)
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province)	(City and Province)
(Country and Postal Code)	(Country and Postal Code)
(Telephone – Business Hours)	(Telephone – Business Hours)
(Tax Identification or Social Security Number of U.S. Shareholder)	(Tax Identification or Social Security Number of U.S. Shareholder)

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD HATHOR COMMON SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY.

BOX D
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(See Instruction 2)

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ____________________________

Date of Execution of Notice of Guaranteed Delivery ____________________________

Window Ticket Number (if any) ____________________________

Name of Institution which Guaranteed Delivery ____________________________

BOX D-1

U.S. SHAREHOLDERS – TAX

(See Instruction 9)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder:

- ☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
- ☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the substitute Form W-9 included below, or otherwise provide confirmation that you are exempt from backup withholding, as provided in the instructions.

BOX D-2

U.S. SHAREHOLDERS – STATE LAWS

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, or if the address for delivery of the Hathor Common Shares is in the United States, you represent that the person making the investment decision to tender Northern Continental Shares to the Offer is resident in the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Northern Continental Shares for each jurisdiction.

- ☐ The owner signing this Letter of Transmittal represents that the person making the investment decision to tender Northern Continental Common Shares to the Offer is resident in the following state or jurisdiction:

  ____

  ____

  ____

You acknowledge that Hathor is relying on the foregoing representations in determining whether you are eligible to receive Hathor Common Shares. You acknowledge and agree that if Hathor determines in its sole discretion that you are not eligible to receive Hathor Common Shares, or if this box is partially but not fully completed or is completed but is illegible, Hathor is entitled to treat you as being ineligible to receive Hathor Common Shares and eligible to receive only a cheque in the manner outlined in the Offer and Circular.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 4):

Date:_______________________

____
Authorized Signature of Guarantor

____
Signature of Shareholder or Authorized Representative
- See Instruction 3, 4 and 5

____
Name of Guarantor
(please print or type)

____
Name of Shareholder or Authorized
Representative (please print or type)

____
Address of Guarantor
(please print or type)

____
Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
Facsimile of Authorized Representative

____
Tax Identification or Social Security Number of U.S. Shareholder

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Additional signatures for Joint Shareholders
(if required)

Date: _______________________

____
Signature of Shareholder or Authorized Representative
- See Instruction 3, 4 and 5

____
Name of Shareholder or Authorized
Representative (please print or type)

____
Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
Facsimile of Authorized Representative

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

<table>
<tr>
<td rowspan="2">SUBSTITUTE
Form W-9

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer Identification Number and Certification</td>
<td>Part 1 – Please provide your name in the box at right.

Taxpayer Identification Number ("TIN") – ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.</td>
<td>____________________
Social Security Number(s)
(If awaiting TIN, write "Applied For")

OR

____
Employer Identification Number(s) (If awaiting TIN, write "Applied For")</td>
</tr>
<tr>
<td colspan="2">Part 2 – For payees exempt from backup withholding, please write "exempt" here (see instructions)</td>
</tr>
</table>

Name____

Business Name____

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address____

City_______________________ State_______________________ Zip Code_______________________

Part 3 – Certification – Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien)

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to back withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person _______________________________ Date _______________, 2008

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature of U.S. person _______________________________ Date _______________, 2008

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed, covering the Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page at or prior to 8:00 p.m. (Toronto time) on January 3, 2008, unless the Offer in respect of the Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) **The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Shares is at the option and risk of the depositing Shareholder. If certificate(s) for Shares are to be sent by mail, registered mail with return receipt requested and properly insured is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificate(s) for such Shares by the Depositary.**

(c) Shareholders whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer and Circular (or facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at is applicable address listed in the Notice of Guaranteed Delivery; and

(c) the certificate(s) representing all deposited Shares, together with this Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3. Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a) this Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered holder appears on the Share certificate(s) deposited herewith, and the certificates for Hathor Common Shares issuable (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)), pursuant to the Offer, are to be delivered directly to such registered holder, or

(b) Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificate(s) for the Hathor Common Shares issuable (or a cheque for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the securities register of Northern Continental or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any certificate(s) (or cheques) for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be sent to someone at an address other than the address of the Shareholder which appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any share certificate(s) (or cheques) for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) issued in exchange for Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Northern Continental. Any share certificate(s) (or cheques) for the net proceeds of any sale of such Hathor Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the Internal Revenue Service has notified the holder that they are no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depository may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

9. Currency of Payment

Any cash payable under the Offer will be denominated in Canadian dollars.

10. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Shares by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by Law.

(d) The Offer and all contracts resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to a contract resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer and Circular.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offerors, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back cover.

11. Lost Certificates

If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Northern Continental's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Northern Continental's transfer agent may contact you.

12. Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESSES AND TELEPHONE NUMBER), OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES) OR THE NOTICE OF GUARANTEED DELIVERY OR A FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY BEFORE THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account (1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner (1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on an account has a social security number, that person's number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** – If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information** – Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Any questions and requests for assistance may be directed to Computershare Investor Services Inc. at the telephone number and locations set out below:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue,
9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

By Hand or Courier

Vancouver
510 Burrard Street 2nd Floor
Vancouver, BC V6C 3B9
Attention: Corporate Actions

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1. Press release dated December 20, 2007.*
2. Press release dated January 3, 2008.**

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* Previously filed with Amendment No. 1 to Form CB on December 21, 2007.

** Previously filed with Amendment No. 2 to Form CB on January 4, 2008.

PART III. – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Hathor Exploration Limited concurrently with the filing of the Form CB on November 20, 2007.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATHOR EXPLORATION LIMITED

Andriyko Herchak, Chief Financial Officer

January 15, 2008
(Date)

END